Filed Pursuant to Rule 424(b)(2)
Registration No. 333-159803

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 11, 2010

Preliminary Prospectus Supplement

(To Prospectus dated June 5, 2009)

74,000,000 Common Shares

Including              Common Shares in the Form of American Depositary Shares

We are selling our common shares in a global offering, which consists of an international offering in the United States and other countries outside Brazil and a concurrent offering in Brazil. We are offering 74,000,000 common shares in the global offering, which are being offered directly or in the form of American Depositary Shares, or ADSs, each of which represents two common shares. The closings of the international and Brazilian offerings are conditioned upon each other.

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “GFA.” The closing price of the ADSs on the NYSE on March 9, 2010 was U.S.$15.90 per ADS, which is equivalent to approximately R$14.23 per common share based upon the selling rate reported by the Central Bank of Brazil of R$1.7899 to U.S.$1.00 on that date. Our common shares are listed on the São Paulo Stock Exchange (BM&F Bovespa SA—Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “GFSA3.”

	Per ADS	Per share	Total
Public offering price	U.S.$	R$	U.S.$
Underwriting discounts and commissions	U.S.$	R$	U.S.$
Proceeds to us	U.S.$	R$	U.S.$

J.P. Morgan Securities Inc. has an option to purchase, upon notification to the other international underwriters, up to 11,100,000 additional common shares in the form of ADSs from us, minus the number of common shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any. Banco J.P. Morgan S.A. has an option to purchase, upon notification to the other Brazilian underwriters and UBS Securities LLC, up to 11,100,000 additional common shares from us, minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to J.P. Morgan Securities Inc. to cover over-allotments of common shares in the form of ADSs, if any.

Investing in our common shares and ADSs involves risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement.

Delivery of our common shares will be made in Brazil through the book-entry facilities of the Central Depositary BM&FBOVESPA (Central Depositária BM&FBOVESPA) on or about                      2010. Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company, or DTC, on or about                     , 2010.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Itaú BBA	J.P. Morgan	Banco Votorantim	UBS Investment Bank

                    , 2010

You should rely only on the information incorporated by reference or provided in this prospectus supplement and in the accompanying prospectus. We have not authorized anyone else to provide you with different information. This prospectus supplement is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

Banco Votorantim S.A., Nassau Branch is not a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore may not make sales of any of our ADSs or common shares in the United States or to U.S. persons. Banco Votorantim S.A., Nassau Branch has agreed that it does not intend to and will not offer or sell any of our ADSs or common shares in the United States or to U.S. persons in connection with this offering.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are being used in connection with the offering of common shares, including common shares in the form of ADSs, in the United States and other countries outside Brazil. We are also offering common shares in Brazil by means of a prospectus in the Portuguese language. The Brazilian prospectus, which has been filed with the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capital), or ANBIMA, and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, is in a format different from that of this prospectus supplement and the accompanying prospectus, and contains information not generally included in documents such as this prospectus supplement and the accompanying prospectus. This offering of common shares, including common shares in the form of ADSs, is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus supplement and the accompanying prospectus.

Any investors outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, the CVM and the Central Bank of Brazil, or the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN. No offer or sale of ADSs may be made to the public in Brazil except in circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

To the extent there is a conflict between the information contained in this prospectus supplement and the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “U.S.$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” are to accounting practices adopted in Brazil and references to “U.S. GAAP” are to accounting principles generally accepted in the United States. All references to “American Depositary Shares” or “ADSs” are to Gafisa’s American Depositary Shares, each representing two common shares. All references to “Gafisa,” “we,” “our,” “us,” “our company” and “the company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this prospectus supplement and the accompanying prospectus our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 10, 2010 and any amendments thereto.

All subsequent reports that we file on Form 20-F under the Securities Exchange Act of 1934, or the Exchange Act, after the date of this prospectus supplement and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and to be a part hereof from the date of filing such documents. We may also incorporate by reference any Form 6-K that we submit to the SEC after the date of this prospectus supplement and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this prospectus supplement and the accompanying prospectus.

We will provide without charge to each person to whom this prospectus supplement and the accompanying prospectus have been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus supplement and the accompanying prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to:

Gafisa S.A.

Av. Nações Unidas No. 8,501, 19th Floor

05425-070 – São Paulo, SP – Brazil

phone: + 55 (11) 3025-9000

fax: + 55 (11) 3025-9348

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. We prepare our financial statements in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01 and Brazilian Law No. 11,638/07, which we refer to hereinafter as “Brazilian corporate law;”

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•

the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the “IBRACON,” the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC” and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or “IFRS,” for the consolidated financial statements of financial institutions and publicly-held companies. On December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil. When we present our financial statements under IFRS to comply with this requirement and as Brazilian GAAP migrates towards IFRS, percentage-of-completion accounting will not be acceptable. As a result, our financial statements under IFRS may be materially different from those actually presented under Brazilian GAAP.

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements incorporated by reference into this prospectus supplement contain a reconciliation of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this prospectus supplement is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect income statement and balance sheet information for all of our subsidiaries, and also separately disclose the interest of noncontrolling shareholders. With respect to our jointly-controlled entities, in accordance with the shareholders agreements, under Brazilian GAAP we consolidate income statement and balance sheet information relating to those entities in proportion to the equity interest we hold in the capital of such investees.

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this prospectus supplement were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company (Empresa Brasileira de Estudos de Patrimônio), or the “EMBRAESP,” the Association of Managers of Real Estate Companies (Associação de Dirigentes de Empresas do Mercado Imobiliário), or the “ADEMI,” the Brazilian Association of Real Estate Credit and Savings Entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or the “ABECIP,” the Real Estate Companies’ Union (Sindicato das Empresas de Compra, Venda, Locação e Adminsitração de Imóveis Residenciais e Comerciais), or the “SECOVI,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE” and the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank,” among others. Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

Rounding and Other Information

Some percentages and certain figures included in this prospectus supplement have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables in this prospectus supplement may not be an arithmetic aggregation of the figures that precede them.

In addition, we present information in square meters in this prospectus supplement. One square meter is equal to approximately 10.76 square feet.

SUMMARY

This summary highlights selected information about us and the common shares and ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the common shares and ADSs, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement, and the sections entitled “Risk Factors” included elsewhere or incorporated by reference in this prospectus.

Overview

We believe we are one of Brazil’s leading homebuilders, developing real estate units across Brazil and focusing on high quality residential projects for all income segments. Over several decades, we have been recognized as one of the principal homebuilders in Brazil, having completed more than 985 developments and constructed over 11 million square meters under our Gafisa brand; completed more than 500 developments under our Tenda brand; and completed more than 40 developments and constructed over 3.4 million square meters under our Alphaville brand.

We are one of Brazil’s most geographically-diversified homebuilders, operating in more than 120 cities across 21 of the 26 states and in the Federal District. We are an integrated company, operating through the following brands, each of which target a wide range of customers:

•	Gafisa: Focus on residential development within the middle, middle-high and high income segment in 44 cities across 18 states, with unit prices exceeding R$200 thousand.

•

Tenda: Focus on affordable residential developments, with unit prices between R$50 thousand and R$200 thousand, with 41 store fronts organized through 8 regional offices, with projects developed in 86 cities across 13 states.

•	Alphaville: Focus on the sale of residential lots, with unit prices between R$70 thousand and R$500 thousand, and with a presence in 32 cities across 16 states and in the Federal District.

Through our subsidiary Gafisa Vendas Intermediação Imobiliária Ltda., we carry out sales of some of our projects, establishing a strategic channel with our clients and reducing our dependence on external sales companies.

We believe “Gafisa”, “Tenda” and “Alphaville” are three of the best-known brands in the Brazilian market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for high quality, consistency and professionalism.

The table below represents a summary of some of our financial and operating information of the periods indicated:

	Year ended December 31,
Operating highlights % Gafisa	2009	2008	2007
Launches (R$ million)	2,301	4,196	2,236
Number of units launched	10,795	30,016	10,315
Pre-sales (R$ million)	3,248	2,578	1,627
Units sold	22,012	17,114	6,120
Land Bank—Gafisa
Potential sales (R$ million)	7,576	7,685	5,730
Potential units	18,725	19,050	16,995
Land Bank—Tenda
Potential sales (R$ million)	4,285	6,324	—
Potential units	47,703	67,578	—
Land Bank—Alphaville
Potential sales (R$ million)	3,962	3,032	2,930
Potential units	24,094	16,432	20,536
Total
Future sales (R$ million) (1)	15,823	17,844	10,196
Potential units	90,521	115,223	56,913
Financial highlights (R$ thousand)
Net operating revenue	3,022,346	1,740,404	1,204,287
EBITDA (2)	423,944	164,107	132,080
EBITDA margin (2)	14.0%	9.4%	11.0%
Net income	213,540	109,921	91,640
Gross margin	29.1%	30.2%	27.9%

(1)	Calculated in proportion to our participation in the projects.
(2)	For a definition of EBITDA and EBITDA margin and a reconciliation of our net income to EBITDA, see footnotes 6 and 7 to the table “Summary Financial and Operating Data.”

Our Competitive Strengths

We believe the following competitive strengths will allow us to maintain our leading position in the real estate development business:

Leading Position In All Income Segments. We believe we are one of the most diversified homebuilders in Brazil in terms of product offerings. We offer residential buildings, land subdivisions, affordable entry-level developments and commercial buildings to a lesser extent, which allow us to identify and undertake a broader range of projects that offer the most attractive returns. We offer products for the affordable housing segment with a unit price between R$50 thousand and R$200 thousand, and products for the middle, middle-high and high income segments with a unit price starting at R$200 thousand. We believe we have the expertise and know-how necessary to serve the demands of each sector.

National Footprint with Presence in High Growth Regions. We are one of Brazil’s most geographically diversified homebuilders, with developments in more than 120 cities across 21 of the 26 states and in the Federal District. Currently, our largest presence is in the states of São Paulo and Rio de Janeiro and we are expanding to high growth markets, such as the North and Northeast regions. For our Tenda brand, we maintain a decentralized structure through eight regional offices and 41 stores across the principal metropolitan areas of the country. We also use partnerships that allow us to penetrate new markets rapidly and efficiently. We believe that the growth potential in the Brazilian real estate market and the favorable macroeconomic and demographic trends will help us with our continued expansion and the consolidation of our position in the market.

Strong Brand Recognition. We believe “Gafisa”, “Tenda” and “Alphaville,” each of which hold leading positions in their respective segments, are three of the best-known brands in the Brazilian real estate development industry, enjoying a solid reputation among potential homebuyers, brokers, lenders, landowners and competitors. We believe we are widely recognized in the markets in which we operate for our consistency, on-time delivery, customer satisfaction and innovative products. We believe that our long-standing reputation for superior quality and service allows us to increase sales velocity, ensures access to strategic land, permits premium pricing and results in repeat and referral sales.

Strategic Land Bank in Premium Locations. Our investment expertise, development capability, and extensive industry relationships in each of our markets, along with our growing reputation nationwide have allowed us to develop a strategically-located land bank. As of December 31, 2009, approximately 50% of the land was acquired through swaps, where we exchanged units in our future developments for land or for participation in the proceeds of our future developments, minimizing required capital investments. Our current land bank represents approximately R$15.8 billion of potential sales value (calculated by multiplying the number of units sold in a development by the unit sales price). Of that amount, R$7.6 billion is attributed to Gafisa, R$4.3 billon to Tenda and R$4.0 billion to Alphaville, totaling 90,522 units (18,725 Gafisa units, 47,703 Tenda units and 24,094 Alphaville units). We believe our land bank consists of prime locations in all of the markets we operate, which are ideally located across diverse settings and difficult to replicate by competitors.

Differentiated Management Model. Our management model is based on strong corporate governance and an experienced and specialized management team. In addition, we have a corporate culture focused on the maximization of results.

•

Corporate Governance. We have adopted the best corporate governance practices and established Investment, Finance, Auditing, Nomination and Corporate Governance, Ethics and Compensation Committees in accordance with the requirements applicable to domestic companies listed on the NYSE. We comply with the corporate governance norms of the “Novo Mercado” segment of the São Paulo Stock Exchange, and we are the only Brazilian company in the real estate sector whose internal controls are compliant with Rule 404 of the Sarbanes-Oxley Act.

•

Strong Management Team and Professionals. We have a professional and committed senior management team consisting of five executive officers with strong experience in the Brazilian real estate industry, and three of them were first employed by us as interns. In addition, we believe we have a strong ability to attract, train and retain the best professionals. We currently have approximately 300 active engineers and 500 in training to support our future growth.

•

Specialized Team Focused on Each of our Segments. We have teams focused on each business segment and our professionals have decades of experience and success in their respective segments providing them with the differentiated knowledge necessary to respond to the demands of clients in their segments.

Our Strategy

We intend to implement the following strategies by building on our competitive strengths:

Capitalize on Growth Potential. We believe that the high rates of population growth, the formation of new families, the lower interest rates in Brazil, the Brazilian federal government’s initiatives and increase in the availability of affordable home financing present a unique opportunity to expand our real estate development business across major metropolitan areas and other regions. Through our different brands, we have the flexibility to develop high quality residential developments for all income segments in several regions. We believe that our expertise in the Brazilian residential markets, our well recognized brands, our growing national footprint and our scalable organizational structure will allow us to capitalize on significant growth in the sector.

Maintain a Strong Land Bank. We intend to maintain a land bank allowing us to capture our total growth potential. We believe keeping differentiated, strategically located lands permits us to accelerate the launch rate of new developments. Swaps, where we exchange land for units or a percentage of revenues of our future developments, will continue to be our preferred method for land acquisition. However, we will continue to purchase land in prime locations with cash.

Maintain Efficient Capital Structure. We manage our capital structure to maximize our returns and we have a strict risk control mechanism. We will continue to use our leverage capacity to support our growth and use the best alternatives to fund our operations, taking into consideration the operational cycle of each business segment.

Capitalize on the Growth through Acquisitions and Partnerships. We believe the Brazilian real estate market is highly fragmented and it is going through a period of consolidation. We believe our experience, our partnerships and our expertise will allow us to take advantage of the industry consolidation potential and expand our operations through acquisitions and partnerships.

Risks Related to Our Business

Prospective investors should carefully consider the matters described under “Risk Factors” and the risks set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009, including that our business and results of operations are related to and may be adversely affected by weakness in general economic, real estate and other conditions; problems with the construction and timely completion, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability; our inability to acquire adequate capital to finance our projects could delay the launch of new projects; changing market conditions may adversely affect our ability to sell our home inventories at expected prices; scarcity of financing and/or increased interest rates, may decrease the demand for real estate properties; we are subject to risks normally associated with permitting our purchasers to make payments in installments; if there are higher than anticipated defaults or if our costs of providing that financing increase, then our profitability could be adversely affected; we or the SPEs in which we participate may fail to comply with or become subject to more onerous government regulations; we may experience difficulties in finding desirable land tracts and increases in the price of raw materials may increase our cost of sales and reduce our earnings. One or more of these matters could negatively impact our business and our ability to implement our business strategy successfully.

Our principal executive offices are located at Av. Nações Unidas No. 8501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone number is +55 11 3025-9000. Our website is www.gafisa.com.br. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this prospectus supplement.

THE OFFERING

Issuer	Gafisa S.A.

Global offering	We are offering 74,000,000 common shares, including in the form of ADSs. The global offering consists of the international offering and the concurrent Brazilian offering.

International offering	We are offering common shares, including in the form of ADSs representing two common shares, through the international underwriters in the United States and other countries outside Brazil. International underwriters will act as placement agent for the Brazilian underwriters with respect to any common shares sold and placed outside Brazil. Banco Votorantim S.A., Nassau Branch is not a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore may not make sales of any of our ADSs or common shares in the United States or to U.S. persons. Banco Votorantim S.A., Nassau Branch has agreed that it does not intend to and will not offer or sell any of our ADSs or common shares in the United States or to U.S. persons in connection with this offering.

Brazilian offering	Concurrently with the international offering, we are offering common shares through Brazilian underwriters in Brazil to Brazilian investors. The common shares purchased by any investor outside Brazil will be cleared and settled in Brazil and paid for in reais, and the offering of these common shares is being underwritten by the Brazilian underwriters named elsewhere in this prospectus supplement. Any investor outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM.

ADSs	Each ADS represents two common shares. ADSs may be evidenced by American depositary receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, Citibank, N.A. as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Offering price	U.S.$ per ADS.

Over-allotment options

J.P. Morgan Securities Inc. has an option to purchase, upon notification to the other international underwriters, up to 11,100,000 additional common shares in the form of ADSs from us, minus the number of common shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any. Banco J.P. Morgan S.A. has an option to purchase, upon notification to the other Brazilian underwriters and UBS Securities LLC, up to 11,100,000 additional common shares from us, minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to J.P. Morgan Securities Inc. to cover over-allotments of common shares in the form of ADSs, if any.

Use of proceeds	The net proceeds to us from the global offering (after deducting transaction expenses) will be approximately R$996.2 million (U.S.$572.2 million). We intend to use the net proceeds from this offering and the Brazilian offering to acquire new land and for strategic joint ventures and acquisitions, working capital and new developments. See “Use of Proceeds.”

Share capital before and after global offering	Our share capital consists of 334,154,274 common shares as of the date of this prospectus supplement (including 599,486 treasury shares). Immediately after the global offering, we will have 408,154,274 common shares outstanding, assuming no exercise of the underwriters’ over-allotment options.

Voting rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Rights of Common Shares” in the accompanying prospectus.

Holders of ADSs are entitled to instruct the depositary how to vote underlying common shares, subject to the terms of the applicable deposit agreement. See “Description of American Depositary Receipts—Voting Rights” in the accompanying prospectus.

Dividends	The Brazilian corporation law and our bylaws require us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), unless the payment of dividends is suspended by our board of directors, having concluded that such distribution would be incompatible with our financial condition.

Holders of the ADSs will be entitled to receive dividends and any interest on shareholders’ equity to the same extent as the owners of our common shares, subject to the deduction of the fees of the depositary and any applicable withholding taxes and the costs of foreign exchange conversion. See “Description of Capital Stock” in the accompanying prospectus

Listing	Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “GFA.” Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3.”

ADR Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and the other information included and incorporated by reference in this prospectus supplement for a discussion of factors you should consider before deciding to invest in the ADSs or common shares.

Timetable for the global offering:

Commencement of marketing of the global offering	March 11, 2010

Announcement of offer price	March 23, 2010

Settlement and delivery of ADSs and common shares	March 29, 2010

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the option granted to J.P. Morgan Securities Inc. to purchase, upon notification to the other international underwriters, up to 11,100,000 additional common shares in the form of ADSs from us and the option of Banco J.P. Morgan S.A. to purchase, upon notification to the other Brazilian underwriters and UBS Securities LLC, up to 11,100,000 additional common shares from us to cover over-allotments, if any, in the Brazilian offering minus the number of common shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to J.P. Morgan Securities Inc. to cover over-allotments, if any, in the international offering.

SUMMARY FINANCIAL AND OPERATING DATA

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see notes to our audited consolidated financial statements incorporated by reference in this prospectus supplement.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

Solely for the convenience of the reader, certain amounts included in the tables below and elsewhere in this prospectus supplement have been converted from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of December 31, 2009 of R$1.7412 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

	As of and for the year ended December 31,
	2009(1)		2009		2008		2007
	(in thousands except per share, per ADS and operating data)(3)
Consolidated Income statement data:
Brazilian GAAP:
Gross operating revenue	U.S.$	1,806,157	R$	3,144,880	R$	1,805,468	R$	1,251,894
Net operating revenue		1,735,783		3,022,346		1,740,404		1,204,287
Operating costs		(1,231,198)		(2,143,762)		(1,214,401)		(867,996)

Gross profit		504,585		878,584		526,003		336,291
Operating expenses, net		(239,725)		(417,410)		(357,798)		(236,861)
Financial income (expenses), net		(46,421)		(80,828)		41,846		28,628

Income before taxes on income, and minority interest		218,439		380,346		210,051		128,058
Taxes on income		(54,793)		(95,406)		(43,397)		(30,372)
Minority interest		(41,006)		(71,400)		(56,733)		(6,046)

Net income		122,640		213,540		109,921		91,640

Share and ADS data (2):
Earnings per share—R$ per share		0.7354		1.2804		0.8458		0.7079
Number of common shares outstanding as at end of period		166,777,934		166,777,934		129,962,546		129,452,121
Earnings per ADS—R$ per ADS (3)		1.4107		2.5608		1.6916		1.4158

U.S. GAAP:
Net operating revenue		1,342,931		2,338,311		1,692,706		1,090,632
Operating costs		(949,259)		(1,652,850)		(1,198,256)		(865,756)

Gross profit		393,672		685,461		494,450		224,876
Operating expenses, net		(343,528)		(598,151)		(142,771)		(190,430)
Financial income (expenses), net		(48,025)		(83,622)		40,198		27,243
Non-recurring expenses		(1,369)		(2,385)		—		—

Income before income taxes, equity in results and noncontrolling interests		748		1,303		391,877		61,689
Taxes on income		(34,210)		(59,567)		(70,576)		(1,988)
Equity in results		36,677		63,862		26,257		8,499

Net income		3,215		5,598		347,558		68,200

Less: Net income (loss) attributable to non-controlling interests		(24,280)		(42,276)		(47,900)		(4,738)

Net income (loss) attributable to Gafisa		(21,064)		(36,678)		299,658		63,462

	As of and for the year ended December 31,
	2009(1)		2009		2008		2007
	(in thousands except per share, per ADS and operating data)(3)
Per share and ADS data (2):
Per common share data—R$ per share (2):
Earnings (loss) per share—Basic (2)	U.S.$	(0.0789)	R$	(0.1373)	R$	1.1555	R$	0.2518
Earnings (loss) per share—Diluted (2)		(0.0789)		(0.1373)		1.1512		0.2506
Weighted average number of shares outstanding—in thousands (2)				267,174		259,341		252,063
Dividends declared and interest on shareholders’ equity		29,127		50,716		26,104		26,981

Per ADS data—R$ per ADS (2):
Earnings (loss) per ADS—Basic (2) (3)		(0.1577)		(0.2746)		2.3109		0.5036
Earnings (loss) per ADS—Diluted (2) (3)		(0.1577)		(0.2746)		2.3024		0.5013
Weighted average number of ADSs outstanding—in thousands (2)				83,587		129,671		126,032
Dividends declared and interest on shareholders’ equity		29,127		50,716		26,104		26,981

Consolidated Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and financial investments	U.S.$	817,857	R$	1,424,053	R$	605,502	R$	517,420
Current and non-current properties for sale		1,004,168		1,748,457		2,028,976		1,022,279
Working capital (4)		1,649,349		2,871,846		2,448,305		1,315,406
Total assets		4,415,531		7,688,323		5,538,858		3,004,785
Total debt (5)		1,793,092		3,122,132		1,552,121		695,380
Total shareholders’ equity		1,335,650		2,325,634		1,612,419		1,498,728

U.S. GAAP:
Cash and cash equivalents		774,410		1,348,403		510,504		512,185
Current and non-current properties for sale		1,270,436		2,212,083		2,208,124		1,140,280
Working capital (4)		1,415,608		2,464,856		2,510,382		1,295,176
Total assets		4,094,492		7,129,330		5,179,403		2,889,040
Total debt (5)		1,756,141		3,057,792		1,525,138		686,524
Total Gafisa shareholders’ equity		1,243,542		2,165,255		1,723,095		1,441,870
Noncontrolling interests		27,517		47,912		451,342		39,576
Total shareholders’ equity		1,271,058		2,213,167		2,174,437		1,481,446

Other financial data:
EBITDA (6)		243,506		423,944		164,107		132,080
EBITDA margin (7)				14.0%		9.4%		11.0%

Consolidated Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(388,636)		(676,693)		(812,512)		(451,929)
Investing activities		(8,871)		(15,446)		(78,300)		(149,290)
Financing activities		(884,650)		1,540,353		911,817		842,629

Operating data:
Number of new developments				69		64		53
Potential sales value (8)		1,321,631		2,301,224		2,763,043		2,235,928
Number of units launched (9)				10,795		10,963		10,315
Launched usable area (m2) (10)				1,415,110		1,838,000		1,927,821
Sold usable area (m2) (10)				1,378,177		1,339,729		2,364,173
Units sold				22,012		11,803		6,120

(1)	For the year ended December 31, 2009, translated using the selling exchange rate as reported by the Central Bank at December 31, 2009 for reais into US dollars of R$1.7412 to U.S.$1.00.
(2)	On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two newly issued shares, increasing the number of shares from 167,077,137 to 334,154,274. All U.S. GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on February 22, 2010. All U.S. GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on February 22, 2010. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on February 22, 2010.
(3)	Earnings per ADS is calculated based on each ADS representing two common shares.
(4)	Working capital equals current assets less current liabilities.
(5)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(6)	We define and calculate EBITDA as the sum of net income, net financial (income) expenses, income tax expense and depreciation and amortization. We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. EBITDA is not a Brazilian GAAP or U.S. GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under Brazilian and U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and

•	Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

The following table is a reconciliation of our net income to EBITDA:

	As of and for the year ended December 31,
Brazilian GAAP	2009(1)		2009		2008		2007
	(in thousands)
Net income	U.S.$	122,654	R$	213,540	R$	109,921	R$	91,640
Financial (income) expenses, net		46,426		80,828		(41,846)		(28,628)
Income tax expense		54,800		95,406		43,397		30,372
Depreciation and amortization		19,627		34,170		52,635		38,696

EBITDA	U.S.$	243,507	R$	423,944	R$	164,107	R$	132,080

(7)	EBITDA margin means EBITDA divided by net operating revenues.

(8)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(9)	The units delivered in exchange for land pursuant to swap agreements are not included.

(10)	One square meter is equal to approximately 10.76 square feet.

RISK FACTORS

This offering involves risks. You should carefully consider the risks described below and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in our common shares or ADSs representing our common shares. Our business, operating results and financial condition could be adversely affected by any of the following risks and the risks set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009 and our other filings with the Securities and Exchange Commission, or the SEC, which are incorporated by reference into this prospectus supplement and set forth in the “Incorporation of Certain Documents by Reference” section herein. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know of or that we currently believe are immaterial which could also impair our business, financial condition, operating results or prospects. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition, operating results or prospects. As a result, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Relating to Our Common Shares and the ADSs

International economic and market conditions, especially in the United States, may adversely affect the market price of the ADSs.

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. Because our ADSs are listed on the New York Stock Exchange, or the “NYSE,” adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, are not directly exposed to the mortgage lending crisis in the United States, there are still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by the subprime crisis may affect the market prices of our ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected investors’ perceptions of Brazilian securities for several years. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy is also affected by international economic and general market conditions, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange (BM&F Bovespa S.A.—Bolsa de Valores Mercadorias e Futuros), or the “BM&FBOVESPA,” for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately U.S.$1.3 trillion as of December 31, 2009 and an average daily trading volume of U.S.$2.7 billion for 2009. In comparison, the NYSE had a market capitalization of U.S.$18.9 trillion as of December 31, 2009 and an average daily trading volume of approximately U.S.$4.9 billion for 2009.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 50.4% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 45% of all shares traded on the BM&FBOVESPA in 2009. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2009 were U.S.$21.5 million and U.S.$19.4 million, respectively.

Shares eligible for future sale may adversely affect the market value of our common shares and the ADSs.

Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and the ADSs. We cannot predict what effect future sales of our shares or ADSs may have on the market price of our shares or the ADSs. Future sales of substantial amounts of such shares or the ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or the ADSs.

The economic value of your investment in our company may be diluted.

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. In addition, we may acquire the remaining 20% of Alphaville’s shares that we currently do not own through the issuance of new shares, which we intend to complete by 2012. As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends in the total amount of R$11.0 million, or R$0.10 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), for fiscal year 2006. In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which were fully paid to our shareholders on April 29, 2008. On April 30, 2009, our shareholders approved the distribution of dividends for the fiscal year 2008 in the amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 18, 2009. Based on the results of the fiscal year 2009, our management has recommended the distribution of a dividend in the amount of R$50.7 million, or R$0.15 per share (giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which will be fully paid to our shareholders during the fiscal year 2010 upon board approval. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the terms of the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting from the ADR depositary following our notice to the depositary requesting the depositary to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of ADSs than for holders of our common shares. Common shares represented by ADSs for which no timely voting instructions are received by the ADR depositary from the holders of ADSs shall not be voted.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders as well as conflicts between them.

No single shareholder or group of shareholders holds more than 50% of our capital stock. There is no guidance in Brazilian corporate law for publicly-held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached and, as a result, we cannot guarantee that our business plan will be effected. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

Holders of ADSs will not be able to enforce the rights of shareholders under our by-laws and Brazilian corporate law and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and Brazilian corporate law.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Brazil only if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833 of December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In these terms, gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil are subject to income tax.

Our interpretation of Law No. 10,833 is that ADSs should not be regarded as assets located in Brazil. Accordingly, the disposition of our ADSs by a non-resident to either a Brazilian resident or a non-resident should not be subject to taxation in Brazil. However, in the event that a disposition of our ADSs is considered a disposition of assets located in Brazil, this tax law could result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil. We are not aware of precedents on the application of Law No. 10,833 to ADSs and, accordingly, we are unable to predict whether Brazilian courts would apply it to a disposition of our ADSs by a non-resident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein) would be treated as U.S. source gain or loss for all foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then, prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares or the ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our common shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs. We may decide, in our discretion, not to file any such registration statement. If we do not file a registration statement or if we, after consultation with the ADR depositary, decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to our common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Our bylaws do not contain any provisions that discourage hostile takeovers.

No single shareholder or group of shareholders holds more than 50% of our capital stock. In addition, our bylaws do not contain any provisions that discourage or prohibit our acquisition or the acquisition of a significant share of our capital stock. The absence of such provisions makes us vulnerable to future acquisitions by our existing shareholders or new investors, which could result in significant changes in our management and strategy, adversely affecting us. We may default on certain of our material contracts in the event we cease to have a dispersed ownership control structure.

A portion of the compensation of our officers and members of the senior management is paid in form of stock options, which could tie their interest to the market price of our shares and ADSs.

We have established stock option plans for our officers and members of our senior management. Potential benefits under the stock option plans are tied to the appreciation of the market price of our shares and ADSs.

As a result, our compensation policy may influence our officers and members of the senior management and their interest to the market price of our shares and ADSs, which may conflict with the interests of our shareholders. Our officers and members of the senior management may be influenced to focus on short-term rather than long-term results because a significant portion of their compensation is tied to our results and the market price of our shares and ADSs. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plans” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

Risks Relating to Our Business and to the Brazilian Real Estate Industry

The following risk factor supplements those risks relating to our business and to the Brazilian real estate industry set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated by reference herein.

Failure or any delays in obtaining or termination of our licenses and permits may adversely affect our business.

We are required to obtain licenses and permits to implement our projects in accordance with applicable laws and regulations, including environmental and zoning regulations. These licenses and permits are granted by public authorities and subject to ongoing oversight by governmental agencies, such as the Public Prosecutor’s office. We may be required to suspend or discontinue the implementation of our projects if we fail to obtain the requisite licenses and permits, or if there is a delay, suspension or termination of such licenses and permits for any reason, including the action of the Public Prosecutor’s office, which could have a material adverse effect on our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	changes in the overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	changes in our business;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors” in Part I, Item 3.D. of our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus supplement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. As a result of these risks and uncertainties, investors should not base their decisions to invest in this offering on these estimates or forward-looking statements.

USE OF PROCEEDS

Based on the price of R$13.95 per common share in the Brazilian offering, which is the closing price of the common shares on the São Paulo Stock Exchange on March 9, 2010, converted by an exchange rate of R$1.7412 to U.S.$1.00 reported by the Central Bank on December 31, 2009, we will receive total net proceeds of U.S.$572.2 million, or R$996.2 million, after deducting underwriting discounts and commissions of the offerings that are payable by us. Each ADS represents two common shares.

We intend to use the net proceeds from this offering and the Brazilian offering as follows:

Allocation	Percentage	Estimated net proceeds (in R$ million)
Acquisition of new land	35.0%	348.7
Working capital (1)	25.0%	249.1
Strategic joint ventures and acquisitions	20.0%	199.2
New developments	20.0%	199.2

Total	100.0%	996.2

(1)	We may also use the proceeds of this offering to repay the debentures of the sixth series in the event the debenture holders exercise their put option or we exercise our call option. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Debenture Program” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

The use of proceeds indicated above is based on our projections. Changes in market conditions may change our intended use of proceeds.

As set forth above, we intend to use 20% of the net proceeds from this offering to pursue new strategic joint ventures and acquisitions. We closely monitor the Brazilian real estate industry and evaluate strategic joint ventures and acquisition opportunities that are complementary to our business. We will pursue new strategic joint ventures and acquisitions that are financially attractive, provide synergies to us and contribute to the growth of our business. As of the date of this prospectus supplement, we are not actively considering joint ventures or acquisitions. Pending application of these net proceeds, we will invest these proceeds in our investment fund or in certificates of deposit from financial institutions in accordance with our investment policy.

An R$1.00 increase (decrease) in the assumed offering price of R$13.95 per common share, which is the closing price of the common shares on the São Paulo Stock Exchange on March 9, 2010, would increase (decrease) our net proceeds by R$71.6 million, or U.S.$41.2 million converted by an exchange rate of R$1.7412 to U.S.$1.00 reported by the Central Bank on December 31, 2009.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2009 based on our consolidated financial statements prepared in accordance with Brazilian GAAP:

•	on an actual historical basis; and

•

as adjusted for the sale of common shares, including common shares in the form of ADSs, in this global offering at the public offering price of R$13.95 per common share (based on the closing price of the common shares on the São Paulo Stock Exchange on March 9, 2010) assuming that the international and Brazilian underwriters’ over-allotment options are not exercised, after deduction of the underwriting discounts and commissions and estimated transaction expenses payable by us in connection with the global offering.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes thereto included in our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference in this prospectus supplement.

(Brazilian GAAP)	At December 31, 2009
	Actual		As Adjusted(2)		Actual(3)		As Adjusted(2)(3)
	(In millions)
Short-term debt:
Loans and financing	R$	678.3	R$	678.3	U.S.$	389.6	U.S.$	389.6
Debentures		122.4		122.4		70.3		70.3

Total short-term debt		800.7		800.7		459.9		459.9

Long-term debt:
Loans and financing		525.4		525.4		301.7		301.7
Debentures		1,796.0		1,796.0		1,031.5		1,031.5

Total long-term debt		2,321.4		2,321.4		1,333.2		1,333.2

Shareholders’ equity:
Capital stock		1,627.3		2,659.6		934.5		1,527.4
Treasury shares		(1.7)		(1.7)		(1.0)		(1.0)
Capital and stock option reserves		318.4		282.4		182.9		162.2
Revenue reserves		381.6		381.6		219.2		219.2

Total shareholders’ equity		2,325.6		3,321.9		1,335.6		1,907.8

Total capitalization (1) (2)	R$	4,647.0	R$	5,643.3	U.S.$	2,668.8	U.S.$	3,241.0

(1)	Total capitalization corresponds to total long-term debt (loans, financing and debentures) plus total shareholders’ equity.
(2)	Total capitalization does not include obligation to venture partners recorded in other accounts payable and redeemable equity interest in securitization fund recorded in minority interest.
(3)	Translated using the exchange rate as reported by the Central Bank as of December 31, 2009 for reais into U.S. dollars of R$1.7412 to U.S.$1.00.

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. We made no adjustment in the total capitalization for such acquisition.

DILUTION

As of the date of this prospectus supplement, we have a net tangible book value of R$6.96 per common share or U.S.$7.99 per ADS (using the selling rate as reported by the Central Bank as of December 31, 2009 for reais into U.S. dollars of R$1.7412 to U.S.$1.00 and the ratio of two common shares to one ADS). Net tangible book value represents the amount of our total assets less our total liabilities, divided by 334,154,274, the total number of our common shares outstanding as of the date of this prospectus supplement (including 599,486 common shares in treasury).

After giving effect to the sale by us of 74,000,000 common shares offered by us in the global offering, and based on (1) an offering price of R$13.95 per common share, which is the closing price of the common shares on the São Paulo Stock Exchange on March 9, 2010 (and based on the fact that ADSs are offered in the global offering at two times that price, reflecting the ratio of two common shares per ADS) and (2) J.P. Morgan Securities Inc. has not exercised the over-allotment option, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of the date of this prospectus supplement would have been R$3.3 billion, representing R$8.14 per common share, or U.S.$9.35 per ADS. This represents an immediate increase in net tangible book value of R$1.18 per common share or U.S.$1.36 per ADS to existing shareholders and an immediate dilution in net tangible book value of R$5.81 per common share, or U.S.$6.67 per ADS to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share or ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of the offerings.

The following table illustrates this dilution to new investors purchasing common shares, including common shares in the form of ADSs, in the global offering:

	Common Shares(2)		ADSs(3)
Initial public offering price per ADS	R$	13.95	U.S.$	16.02
Net tangible book value per ADS as of the date of this prospectus supplement		6.96		7.99
Increase in net tangible book value per common share or ADS attributable to new investors		1.18		1.36
Pro forma net tangible book value per common share or ADS after the global offering		8.14		9.35
Dilution per common share or ADS to new investors	R$	5.81	U.S.$	6.67
Percentage of dilution in net tangible book value per common share or ADS for new investors (1)		41.7%		41.7%

(1)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors by the price of the offering.
(2)	Based on the closing price of the common shares on the São Paulo Stock Exchange on March 9, 2010.
(3)	Translated using the selling exchange rate as reported by the Central Bank at December 31, 2009 for reais into US dollars of R$1.7412 to U.S.$1.00.

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. We did not consider any dilution effects from such acquisition.

INDUSTRY

Brazilian Macroeconomic Conditions

Brazil has one of the largest real estate markets in Latin America. In addition, we believe the Brazilian sector has significant growth potential due to a number of factors, including an increase in the availability of financing, population growth and an increase in personal income, among others.

In recent years, the sector has undergone significant changes, as a result of the strengthening of the local capital markets and improved macroeconomic conditions. Between 2005 and 2009, Brazilian real estate companies have raised approximately U.S.$8.7 billion in equity offerings. The fall in interest rates, the expansion of real estate credit and major government programs such as “Minha Casa, Minha Vida” have contributed to the recent growth in the sector.

We believe that steady inflation rates and a reduction in interest rates in the near future should lead to increased availability of credit. At December 31, 2009, the total credit available from the SFN (Sistema Financeiro Nacional) represented 45.0% of GDP, compared to 27.7% of GDP at December 31, 2005, according to the Central Bank of Brazil.

*	IPCA refers to the Consumer Price Index measured by the IBGE, the Brazilian Institute of Geography and Statistics. Source: Central Bank of Brazil

Source: Central Bank of Brazil

Real Estate Demand

Demand in the housing market is affected mainly by four factors: (1) population growth rates; (2) age demographics of the population; (3) the number of people per housing unit; and (4) household income.

(1)	Rate of population growth. Population growth in Brazil and the number of new families have increased the demand for new housing. According to a study prepared by FGV/Ernst & Young, Brazil had a population of 187.6 million with 60.3 million households in 2007. The study estimates that in 2030 Brazil’s population will be 233.6 million and the number of households will reach 95.5 million. This growth represents an average annual formation of approximately 1.5 million new families.

Source: IBGE, FGV/Ernst & Young.

Source: IBGE, FGV/Ernst & Young.

(2)	Age Demographics. The percentage of young people (ages 15 to 29) in the Brazilian population is relatively high. In 2007, approximately 51 million people were in that age group, or 27.3% of the population according to the IBGE. As the young age, there is increased demand for new housing. By 2030, persons between the ages of 25 and 49 will represent approximately 38.4% of Brazil’s population, according to IBGE data. We believe that the aging of the population will generate increased demand for new housing.

Source: IBGE

(3)	Average number of people per household: The average number of people per household has been decreasing in the country; in 2007, there was an average of 3.4 persons per household. The FGV/Ernst & Young study estimates the number of persons per household will decrease to 2.5 in 2030, causing the demand for new housing to increase at a rate greater than that of the population growth.

Source: IBGE, FGV/Ernst & Young

(4)	Increase in household income: The recent macroeconomic stability of Brazil had a positive impact on several socioeconomic indicators, resulting in a reduction of social inequality and an increase in purchasing power. According to a study prepared by FGV/Ernst & Young the distribution of Brazilian families by monthly household income will change significantly from 2007 to 2030. The study estimates that 82% of the Brazilian families will have a monthly household income below and 18% of the families will have a monthly household income above R$4 thousand by 2030. In 2007, 93% of the families had a monthly household income below and only 7% of the families had a monthly household income above R$4 thousand.

Number of families per monthly income
Monthly income per family	2007		2030
Above R$ 32,000	0	0%	0.3	0%
R$16,000 – R$ 32,000	0.3	0%	1.3	1%
R$8,000 – R$16,000	1.1	2%	4.3	5%
R$4,000 – R$8,000	3.3	5%	11	12%
R$2,000 – R$4,000	8.4	14%	21.8	23%
R$1,000 – R$2,000	15.5	26%	27.6	29%
up to R$1,000	31.7	53%	29.1	31%

Total families	60.3	100%	95.4	100%

Source: IBGE, FGV/Ernst & Young

Minha Casa, Minha Vida Program

Minha Casa, Minha Vida is a government program focused on building one million dwellings for households with incomes of up to 10 minimum wages, which represents approximately 14% of the housing deficit in 2007. Total investments by the federal government will be approximately R$34 billion, of which R$16 billion will be used to subsidize households with incomes of up to three minimum wages to buy homes and R$12 billion will be used to subsidize the financing of new properties or others under construction for households with incomes of up to 10 minimum wages.

Distribution of houses per income segment
Income bracket	Number of units (thousands)
0 – 3 minimum wages	400
3 – 4 minimum wages	200
4 – 5 minimum wages	100
5 – 6 minimum wages	100
6 – 10 minimum wages	200

Source: Federal Government

Expansion of Credit in the Real Estate Market

The penetration of real estate credit in Brazil has shown gradual growth in recent years. In 2009, the penetration rate was 2.8% of GDP, according to BACEN data.

Source: Central Bank of Brazil

In recent years, interest rates in Brazil have shown a downward trend and currently the target Selic rate is 8.75%. In comparison, the Selic target rate reached 26.5% in February 2003. The decrease in interest rates has led to an expansion of long-term real estate financing. The increase in the supply of real estate credit, together with the decrease in interest rates and more long-term of financing, have enabled the lower income segments of the population to acquire homes, so long as the monthly installments are within household budgets.

Source: Central Bank of Brazil

BUSINESS

Overview

We believe we are one of Brazil’s leading homebuilders, developing real estate units across Brazil and focusing on high quality residential projects for all income segments. Over several decades, we have been recognized as one of the principal homebuilders in Brazil, having completed more than 985 developments and constructed over 11 million square meters under our Gafisa brand; completed more than 500 developments under our Tenda brand; and completed more than 40 developments and constructed over 3.4 million square meters under our Alphaville brand.

We are one of Brazil’s most geographically-diversified homebuilders, operating in more than 120 cities across 21 of the 26 states and in the Federal District. We are an integrated company, operating through the following brands, each of which target a wide range of customers:

•	Gafisa: Focus on residential development within the middle, middle-high and high income segment in 44 cities across 18 states, with unit prices exceeding R$200 thousand.

•

Tenda: Focus on affordable residential developments, with unit prices between R$50 thousand and R$200 thousand, with 41 store fronts organized through 8 regional offices, with projects developed in 86 cities across 13 states.

•	Alphaville: Focus on the sale of residential lots, with unit prices between R$70 thousand and R$500 thousand, and with a presence in 32 cities across 16 states and in the Federal District.

Through our subsidiary Gafisa Vendas Intermediação Imobiliária Ltda., we carry out sales of some of our projects, establishing a strategic channel with our clients and reducing our dependence on external sales companies.

We believe “Gafisa”, “Tenda” and “Alphaville” are three of the best-known brands in the Brazilian market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for high quality, consistency and professionalism.

Our Competitive Strengths

We believe the following competitive strengths will allow us to maintain our leading position in the real estate development business:

Leading Position In All Income Segments. We believe we are one of the most diversified homebuilders in Brazil in terms of product offerings. We offer residential buildings, land subdivisions, affordable entry-level developments and commercial buildings to a lesser extent, which allow us to identify and undertake a broader range of projects that offer the most attractive returns. We offer products for the affordable housing segment with a unit price between R$50 thousand and R$200 thousand, and products for the middle, middle-high and high income segments with a unit price starting at R$200 thousand. We believe we have the expertise and know-how necessary to serve the demands of each sector.

National Footprint with Presence in High Growth Regions. We are one of Brazil’s most geographically diversified homebuilders, with developments in more than 120 cities across 21 of the 26 states and in the Federal District. Currently, our largest presence is in the states of São Paulo and Rio de Janeiro and we are expanding to high growth markets, such as the North and Northeast regions. For our Tenda brand, we maintain a decentralized structure through eight regional offices and 41 stores across the principal metropolitan areas of the country. We also use partnerships that allow us to penetrate new markets rapidly and efficiently. We believe that the growth potential in the Brazilian real estate market and the favorable macroeconomic and demographic trends will help us with our continued expansion and the consolidation of our position in the market.

Strong Brand Recognition. We believe “Gafisa”, “Tenda” and “Alphaville,” each of which hold leading positions in their respective segments, are three of the best-known brands in the Brazilian real estate development industry, enjoying a solid reputation among potential homebuyers, brokers, lenders, landowners and competitors. We believe we are widely recognized in the markets in which we operate for our consistency, on-time delivery, customer satisfaction and innovative products. We believe that our long-standing reputation for superior quality and service allows us to increase sales velocity, ensures access to strategic land, permits premium pricing and results in repeat and referral sales.

Strategic Land Bank in Premium Locations. Our investment expertise, development capability, and extensive industry relationships in each of our markets, along with our growing reputation nationwide have allowed us to develop a strategically-located land bank. As of December 31, 2009, approximately 50% of the land was acquired through swaps, where we exchanged units in our future developments for land or for participation in the proceeds of our future developments, minimizing required capital investments. Our current land bank represents approximately R$15.8 billion of potential sales value (calculated by multiplying the number of units sold in a development by the unit sales price). Of that amount, R$7.6 billion is attributable to Gafisa, R$4.3 billon to Tenda and R$4.0 billion to Alphaville, totaling 90,522 units (18,725 Gafisa units, 47,703 Tenda units and 24,094 Alphaville units). We believe our land bank consists of prime locations in all of the markets we operate, which are ideally located across diverse settings and difficult to replicate by competitors.

Differentiated Management Model. Our management model is based on strong corporate governance and an experienced and specialized management team. In addition, we have a corporate culture focused on maximizing results.

•

Corporate Governance. We have adopted the best corporate governance practices and established Investment, Finance, Auditing, Nomination and Corporate Governance, Ethics and Compensation Committees in accordance with the requirements applicable to domestic companies listed on the NYSE. We comply with the corporate governance norms of the “Novo Mercado” segment of the São Paulo Stock Exchange, and we are the only Brazilian company in the real estate sector whose internal controls are compliant with Rule 404 of the Sarbanes-Oxley Act.

•

Strong Management Team and Professionals. We have a professional and committed senior management team consisting of five executive officers with strong experience in the Brazilian real estate industry, and three of them were first employed by us as interns. In addition, we believe we have a strong ability to attract, train and retain the best professionals. We currently have approximately 300 active engineers and 500 in training to support our future growth.

•

Specialized Team Focused on Each of our Segments. We have teams focused on each business segment and our professionals have decades of experience and success in their respective segments providing them with the differentiated knowledge necessary to respond to the demands of clients in their segments.

Our Strategy

We intend to implement the following strategies by building on our competitive strengths:

Capitalize on Growth Potential. We believe that the high rates of population growth, the formation of new families, the lower interest rates in Brazil, the Brazilian federal government’s initiatives and increase in the availability of affordable home financing present a unique opportunity to expand our real estate development business across major metropolitan areas and other regions. Through our different brands, we have the flexibility to develop high quality residential developments for all income segments in several regions. We believe that our expertise in the Brazilian residential markets, our well recognized brands, our growing national footprint and our scalable organizational structure will allow us to capitalize on significant growth in the sector.

Maintain a Strong Land Bank. We intend to maintain a land bank allowing us to capture our total growth potential. We believe keeping differentiated, strategically located lands permits us to accelerate the launch rate of new developments. Swaps, where we exchange land for units or a percentage of revenues of our future developments, will continue to be our preferred method for land acquisition. However, we will continue to purchase land in prime locations with cash.

Maintain Efficient Capital Structure. We manage our capital structure to maximize our returns and we have a strict risk control mechanism. We will continue to use our leverage capacity to support our growth and use the best alternatives to fund our operations, taking into consideration the operational cycle of each business segment.

Capitalize on the Growth through Acquisitions and Partnerships. We believe the Brazilian real estate market is highly fragmented and it is going through a period of consolidation. We believe our experience, our partnerships and our expertise will allow us to take advantage of the industry consolidation potential and expand our operations through acquisitions and partnerships.

Our Markets

We are present in more than 120 municipalities, including Ananindeua, Aracajú, Barueri, Bauru, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Camaçari, Campina Grande, Campinas, Campo Grande, Caruaru, Caxias do Sul, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Fortaleza, Foz do Iguaçú, Goiânia, Governador Valadares, Gramado, Gravataí, Jandira, João Pessoa, Juiz de Fora, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Petrópolis, Piracicaba, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Sabará, Salvador, Santos, São Bernardo do Campo, São Gonçalo, São José dos Campos, São Luis, São Paulo, São Vicente, Sobradinho, Sorocaba, Suzano, Teresina, Uberlândia, Vila Velha and Vitória, across 21 states and the Federal District throughout Brazil.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units,

•	land subdivisions (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our sales from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2009(1)	2009	2008(2)	2008	2007	2007
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	1,726,399	73.9	1,829,780	80.4	1,348,811	81.2
Land subdivisions	419,512	17.6	405,678	17.8	249,916	15.0
Commercial	155,313	6.5	3,100	0.1	27,877	1.7

Pre-sales	2,301,224	98.0	2,238,558	98.4	1,626,604	97.9
Construction services	47,999	2.0	37,268	1.6	35,121	2.1

Total real estate sales	2,386,831	100.0	2,275,826	100.0	1,661,725	100.0

(1)	Consolidates all sales of Tenda since January 1, 2009.
(2)	Includes sales of Tenda since October 22, 2008.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2009	2008	2007
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched (1)	804,937	918,156	742,712
Developments launched	11	13	11
Usable area (m2) (2)	157,755	288,028	250,185
Units launched (3)	1,490	2,301	2,040
Average sales price (R$/m2) (2)	5,102	3,188	2,969
Rio de Janeiro
Potential sales value of units launched (1)	95,955	443,516	510,639
Developments launched	3	8	11
Usable area (m2) (2)	19,015	196,189	177,428
Units launched (3)	436	837	2,020
Average sales price (R$/m2) (2) (4)	5,046	2,261	2,878
Other States
Potential sales value of units launched (1)	363,628	551,728	444,852
Developments launched	13	15	14
Usable area (m2) (2)	138,128	163,610	166,321
Units launched (3)	1,512	1,811	1,804
Average sales price (R$/m2) (2) (4)	2,633	3,372	2,675
Total Gafisa
Potential sales value of units launched (1)	1,264,520	1,913,400	1,698,203
Developments launched	27	36	36
Usable area (m2) (2)	314,898	647,827	593,934
Units launched (3)	3,438	4,949	5,864
Average sales price (R$/m2) (2) (4)	4,016	2,954	2,859
Alphaville
Potential sales value of units launched (1)	419,512	312,515	237,367
Developments launched	11	11	6
Usable area (m2) (2)	1,039,434	956,665	1,160,427
Units launched (3)	1,912	1,818	1,489
Average sales price (R$/m2) (2) (4)	403	327	686
Tenda (5) (6)
Potential sales value of units launched (1)	617,191	1,448,325	—
Developments launched	30	1	—
Usable area (m2) (2)	—	—	—
Units launched (3)	5,751	112	—
Average sales price (R$/m2) (2) (4)	—	—	—
FIT (7)
Potential sales value of units launched (1)	—	496,147	263,359
Developments launched	—	16	10
Usable area (m2) (2)	—	—	149,842
Units launched (3)	—	3,759	2,459
Average sales price (R$/m2) (2) (4)	—	—	1,896
Bairro Novo (8)
Potential sales value of units launched (1)	—	25,311	37,000
Developments launched	—	1	1
Usable area (m2) (2)	—	16,487	23,618
Units launched (3)	—	325	503
Average sales price (R$/m2) (2) (4)	—	1,535	1,567

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.
(2)	One square meter is equal to approximately 10.76 square feet.
(3)	The units delivered in exchange for land pursuant to swap agreements are not included.
(4)	Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,369, R$1,225 and R$1,137 in 2009, 2008 and 2007, respectively.
(5)	Because Tenda launched very few units in 2008, we believe the full impact of the merger was not reflected until 2009.
(6)	On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.
(7)	FIT was merged into Tenda on October 21, 2008.
(8)	On February 27, 2009, Gafisa and Odebrecht entered into an agreement to terminate the partnership created in February 2007 for the development, construction and management of large scale, low income residential projects with more than 1,000 units each. Gafisa withdrew from Bairro Novo, terminating the Shareholders’ Agreement then effective between Gafisa and Odebrecht. Therefore Gafisa is no longer a partner in Bairro Novo. The ongoing real estate ventures that were being jointly developed by the parties were separated as follows: Gafisa continued developing the Bairro Novo Cotia real estate venture and Odebrecht continued developing the other real estate ventures of the dissolved partnership, in addition to the operations of Bairro Novo. Further, on June 29, 2009, Gafisa sold its equity participation in the company developing the Bairro Novo Cotia real estate venture to Tenda.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2009, approximately 37% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 180 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$3,600 (U.S.$1,540). Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$20,000 (U.S.$8,558).

The table below sets forth our luxury building developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (As of December 31, 2009)
Horto—Phase 1	2007	50	44,563	2010	180	98
Vision	2007	100	19,712	2010	284	76
Supremo	2007	100	34,864	2011	192	86
London Green—Phase 2	2008	100	15,009	2010	140	67
Horto—Phase 2	2008	50	22,298	2011	92	97
Costa Maggiore	2008	50	9,386	2010	60	87
Alphaville Berra da Tijuca	2008	65	170,010	2011	259	88
Chácara Sant’Anna	2008	50	30,517	2011	158	54
Details	2008	100	7,802	2011	38	63
Quintas do Pontal	2008	100	21,915	2010	91	20
Laguna di Mare	2008	80	17,454	2011	146	17
Nouvelle	2008	100	5,367	2012	12	7
MontBlanc	2008	80	30,479	2011	112	22
Manhattan Square—Phase 1 Com	2008	50	25,804	2011	716	40
Reserva Laranjeiras	2008	100	11,740	2010	108	97
Verdemar—Phase 2	2009	100	12,593	2011	77	39
Centro Empresarial Madureira	2009	100	5,836	2011	195	78
Supremo Ipiranga	2009	100	13,904	2012	108	59
Sorocaba	2009	100	7,046	2012	81	79
Vistta Santana	2009	100	27,897	2012	179	80
The Place	2009	80	5,984	2012	176	43
Magno	2009	100	8,686	2012	34	90
Paulista Corporate	2009	100	5,615	2011	97	69
London Ville	2009	100	18,768	2012	195	24
Vision Brooklin	2009	100	20,536	2012	266	71
IT Style	2009	100	16,208	2013	204	37

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	Values for 100% of the building development.

Middle Income Buildings

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$2,000 to R$3,600 (U.S.$856 to U.S.$1,540). Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$5,000 and R$20,000 (approximately U.S.$2,139 and U.S.$8,558).

The table below sets forth our middle-income building developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	(%) Sold (As of December 31. 2009)
Collori	2006	100	39,462	2010	167	100
Península FIT	2006	100	24,080	2010	93	97
Blue Land	2006	100	18,252	2010	120	99
Vivance Res. Service	2006	100	14,717	2010	187	98
CSF Acácia	2007	100	23,461	2010	192	100
Olimpic Bosque da Saúde	2007	100	19,150	2010	148	81
Magic	2007	100	31,487	2010	268	42
London Green	2007	100	28,998	2010	300	67
GrandValley Niterói	2007	100	17,905	2010	161	93
SunValley	2007	100	7,031	2011	58	44
Reserva Santa Cecília	2007	80	15,854	2010	122	22
Solares da Vila Maria	2007	100	13,376	2010	100	100
Acqua Residence—Phase 2	2007	100	7,136	2010	72	40
Bella Vista	2007	100	15,406	2010	116	36
Parc Paradiso—Phase 2	2007	90	10,427	2010	108	95
Parc Paradiso—Phase 1	2007	90	35,987	2010	324	95
Privilege Residencial	2007	80	16,173	2010	194	82
Orbit	2007	100	11,332	2010	185	30
JTR—Phase 3	2007	50	8,520	2010	140	47
Enseada das Orquídeas	2007	80	52,589	2011	475	72
Horizonte	2007	60	7,505	2010	29	80
Secret Garden	2007	100	15,344	2010	252	66
Evidence	2007	50	23,487	2010	144	59
Acquarelle	2007	85	17,742	2010	259	66
Art Ville	2007	50	16,157	2010	263	92
Isla	2007	100	31,423	2010	240	88
Grand Valley	2007	100	16,908	2010	240	61
Acqua Residence—Phase 1	2007	100	28,400	2010	380	40
Celebrare	2007	100	14,679	2010	188	77
Reserva do Lago	2007	50	16,800	2010	96	81
Parque Barueri	2008	50	58,437	2012	677	65
Brink—Campo Limpo—Phase 1	2008	100	17,280	2010	191	55
Patio Condominio Clube—Phase 1A	2008	100	20,741	2011	192	21
Mansão Imperial—Phase 1	2008	100	18,778	2011	87	17
Reserva do Bosque—Lauro Sodré— Phase 2	2009	100	4,200	2011	35	71
Alegria—Mãe dos Homens—Phase 1	2008	100	29,199	2011	278	45
Dubai	2008	50	19,316	2011	240	43
Reserva do Bosque—Phase 1	2009	100	4,151	2011	34	97
Ecolive	2008	100	12,255	2011	122	50
Manhattan Square—Res 2	2008	50	28,926	2011	270	20
Manhattan Square—Res 3	2008	50	37,879	2011	621	22
Reserva Santa Cecília	2008	100	8,350	2010	92	3
Mistral	2009	1	1,856	2011	25	82
Terraças Tatuapé	2008	100	14,386	2011	105	28
Barueri II—Phase 1	2008	100	58,437	2011	677	50

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	(%) Sold (As of December 31. 2009)
Carpe Diem—Belém—Pará	2008	70	13,951	2011	90	53
Grand Park—Parque das Águas—Phase 2	2008	50	12,960	2011	150	55
Verdemar—Phase 2	2008	100	13,084	2011	80	55
Nova Petropolis	2008	100	41,182	2011	300	36
Terraças Alto da Lapa	2008	100	24,525	2010	192	68
Raízes Granja Viana	2008	50	18,022	2010	73	35
Magnific	2008	100	10,969	2010	31	61
Carpe Diem—Itacoatiara	2008	80	12,667	2010	116	47
Brink—Phase 2—Campo Limpo	2009	100	8,576	2010	95	71
Alegria—Phase 2	2009	100	14,599	2011	139	57
Canto dos Pássaros	2009	80	5,942	2011	90	29
Grand Park—Parque Árvores— Seringueira (1)	2009	50	2,788	2011	39	98
Vila Nova São José—Phase 1—Metropolitan	2009	100	10,370	2011	96	38
Grand Park—Parque Árvores— Salgueiro (1)	2009	50	2,788	2011	39	100
Brotas	2009	50	9,404	2012	185	99
Grand Park Árvores—Bambu	2009	50	2,788	2011	39	98
PA 11—Reserva Ibiapaba—Phase 1	2009	80	11,932	2012	211	66
Acupe—BA	2009	50	6,053	2012	99	91
Reserva Ibiapaba—Phase 2 (2)	2009	80	5,966	2012	106	66
Parque Maceió—Phase 2	2009	50	7,239	2011	126	3
Vista Patamares	2009	50	12,442	2012	168	7
City Park Exclusive	2009	50	4,390	2011	75	14
Stake Aquisition Horizonte	2009	80	1,501	2010	6	100
Stake Aquisition Parc Paradiso	2009	95	2,321	2010	22	100
Stake Aquisition Carpe Diem—Belem	2009	80	1,395	2011	9	61
Stake Aquisition Mistral	2009	80	1,485	2011	20	79
Stake Aquisition Reserva Bosque Resort—Phase 1	2009	80	3,321	2011	27	97
Stake Aquisition Reserva Bosque Resort—Phase 2	2009	80	3,360	2011	28	68

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	Values for 100% of the building development.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$1,500 to R$2,000 (approximately U.S.$861 to U.S.$1,149). Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000 (approximately U.S.$919 and U.S.$2,872).

As part of our strategy of expanding our foothold in the affordable entry-level residential market, we incorporated on March 15, 2007 a wholly-owned subsidiary, FIT, to focus exclusively on this market. The principal emphasis of FIT was on five standardized residential developments in the outer parts of large metropolitan regions. Financing for FIT’s developments primarily came from one of the Brazilian largest government-owned banks called Caixa Econômica Federal, or the “CEF,” and such financing was structured so that customers paid low monthly installments without increasing our credit risk.

On October 21, 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa received 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda. Because Tenda launched very few units in 2008, we believe the full impact of the merger was not reflected in Gafisa’s results of operations until 2009.

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Vila Real Life—Sitio Cia	2009	100	—	2011	178	99
FIT Giardino—Phase 1	2009	80	10,864.24	2011	259	10
FIT Icoaraci	2009	80	6,540.65	2011	294	47
Le Grand Vila Real Tower	2009	100	1,588.18	2011	92	100
Green Park Life Residence	2009	100	1,282.24	2012	220	59
Vermont Life	2009	100	932.54	2011	192	27
FIT Dom Jaime—Bosque dos Passaros	2009	100	6,466.06	2011	364	54
Bairro Novo—Phase 3	2009	100	26,111.00	2010	448	—
Bariloche	2009	100	1,457.09	2011	80	100
Mirante do Lago—Phase 2A	2009	70	8,664.48	2011	188	59
Diamond	2009	100	—	2011	312	7
Parma	2009	100	5,717.44	2010	36	100
Marumbi—Phase 1	2009	100	29,989.47	2011	335	46
Bosque das Palmeiras	2009	100	2,098.21	2011	144	100
Residencial Club Gaudi Life	2009	100	1,165.67	2011	300	81
Tony—Passos—Phase 1—Recanto das Rosas	2009	100	932.54	2012	240	80
Residencial Jardim Alvorada	2009	100	1,165.67	2011	180	93
FIT Bosque Itaquera	2009	100	15,558.91	2012	256	94
FIT Lago dos Patos	2009	100	14,888.85	2011	140	99
Cotia—Phase 4—Stage I	2009	100	—	2010	96	—
Clube Garden—Mônaco	2009	100	—	2011	186	100
Vivenda do Sol I	2009	100	1,165.67	2010	200	7
Parque Green Village	2009	100	221.74	2011	176	31
Fit Marodin—Jardins	2009	70	15,432.47	2011	171	64
Mirante do Lago—Phase 2B	2009	70	7,368.50	2011	310	50
Residencial Monet Life—Le Grand Villa das Artes	2009	100	1,165.67	2011	200	79
Cotia—Phase 4—Estapa II	2009	100	—	2010	224	—
Portal do Sol Life I	2009	100	—	2012	64	23
Portal do Sol Life II	2009	100	—	2012	64	21

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Portal do Sol Life III	2009	100	—	2012	64	25
Residencial Monet II (Grand Ville das Artes—Phase 3)	2009	100	—	2011	120	76
Residencial Mogi Das Cruzes Life	2008	100	—	2011	351	12
Residencial Itaim Paulista Life I	2008	100	1,165.67	2011	160	0
Residencial Santo Andre Life II	2008	100	932.54	2011	49	96
Residencial Curuca	2008	100	1,215.54	2009	160	99
Residencial Bunkyo	2008	100	—	2011	332	2
Residencial Ferraz Life I	2008	100	1,165.67	2012	792	11
Residencial Portal Do Sol	2008	100	—	2012	282	26
Residencial Das Flores	2008	100	1,165.67	2010	156	3
Residencial Colina Verde	2008	100	1,165.67	2011	200	100
Residencial Spazio Felicitta	2008	100	1,905.81	2011	180	99
Residencial Parque Ipe	2008	100	1,049.10	2010	77	100
Residencial Recanto Dos Passaros I	2008	100	—	2012	200	2
Residencial Clube Vivaldi	2008	100	1,165.67	2011	174	90
Residencial Monaco	2008	100	1,384.23	2012	233	—
Residencial Vila Nova Life	2008	100	1,165.67	2011	108	96
Residencial Monte Cristo I	2008	100	—	2010	96	—
Residencial Brisa Do Parque	2008	100	2,752.84	2010	53	100
Residencial Renata	2008	100	—	2009	200	5
Residencial Villaggio Do Jockey II	2008	100	2,488.14	2011	188	100
Residencial Jardim Girassol II	2008	100	3,089.17	2010	520	73
Residencial Parque Romano	2008	100	1,107.39	2011	362	13
Residencial Santana Tower I	2008	100	1,694.06	2011	448	88
Residencial Santana Tower II	2008	100	1,694.06	2012	448	68
Residencial Salvador Life I	2008	100	1,165.67	2010	280	100
Residencial Salvador Life II	2008	100	1,165.67	2010	180	99
Residencial Salvador Life III	2008	100	1,165.67	2011	480	99
Residencial Vila Mariana Life	2008	100	291.42	2010	92	100
Residencial Villa Rica Life	2008	100	641.12	2010	220	99
Residencial Ciro Faraj	2008	100	4,235.14	2009	71	100
Residencial Gama J.A.	2008	100	4,196.41	2010	72	0
Residencial Parque Lousa	2008	100	17,718.18	2011	302	75
Le Grand Orleans Tower	2008	100	5,929.20	2011	112	11
Residencial Bela Vista	2008	100	—	2008	101	87
Residencial Marata	2008	100	19,583.26	2011	400	42
Residencial Estrela Nova 1	2008	100	—	2010	432	15
Parque Toulouse Life	2008	100	932.00	2010	192	100
Residencial Ilha De Capri	2008	100	932.00	2012	224	4
Parque Montebello Life I	2008	100	—	2010	256	6
Residencial Parque Das Aroeiras Life	2008	100	932.54	2010	240	80
Residencial Monte Carlo I	2008	100	2,964.60	2010	92	100
Residencial Chacaras Bom Jesus Life	2008	100	932.54	2011	143	38
Residencial Arvoredo Life	2008	100	932.54	2009	14	100
Residencial Sao Francisco Life	2008	100	1,165.67	2010	80	98
Residencial Betim Life	2008	100	932.00	2011	108	100
Residencial Portinari Tower	2008	100	7,199.74	2011	136	100
Residencial Madri Life I	2008	100	932.54	2011	160	100

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Residencial Madri Life II	2008	100	932.54	2011	160	100
Residencial Bahamas Life	2008	100	1,165.67	2010	40	100
Residencial Napole Life	2008	100	1,165.67	2011	140	100
Residencial San Pietro Life	2008	100	2,797.61	2010	172	74
Residencial Boa Vista	2008	100	2,214.77	2010	38	92
Residencial Villa Bella	2008	100	—	2009	16	100
Residencial Bologna Life	2008	100	1,049.10	2010	306	100
Residencial Chacara Das Flores	2008	100	1,165.67	2011	120	100
Residencial Las Palmas Life	2008	100	8,160.00	2011	131	97
Residencial Arezzo Life	2008	100	6,994.00	2011	120	99
Residencial Di Stefano Life	2008	100	6,994.00	2011	120	100
Residencial Vermont Life	2008	100	11,190.00	2011	192	27
Residencial Piedade Life	2008	100	23,080.00	2010	1008	34
Residencial Jangadeiro Life	2008	100	10,491.00	2010	180	100
Residencial Atelie Life	2008	100	6,563.92	2010	108	100
Residencial Cidades Do Mundo Life	2008	100	8,392.82	2009	144	100
Nova Marica Life	2008	100	—	2012	468	44
Casa Blanca Life	2008	100	9,325.00	2011	154	40
Residencial Malaga Garden	2008	100	15,246.00	2009	300	99
Residencial Gibraltar Garden	2008	100	15,246.00	2009	300	100
Espaco Engenho Life I	2008	100	4,663.00	2010	80	100
Espaco Engenho Life II	2008	100	4,604.00	2010	79	100
Comendador Life I	2008	100	13,614.95	2011	210	7
Comendador Life II	2008	100	10,696.75	2013	165	7
Moinho Life	2008	100	12,065.00	2011	207	4
America Life	2008	100	8,101.00	2011	139	82
Madureira Tower	2008	100	—	2012	144	0
Porto Life	2008	100	4,663.00	2011	76	78
Residencial Mondrian Life	2008	100	36,369.00	2011	624	89
Residencial Parque Arboris Life	2008	100	13,056.00	2011	214	81
Residencial Daltro Filho	2008	100	9,325.00	2009	160	100
Residencial Bartolomeu De Gusmao	2008	100	15,154.00	2008	260	79
Residencial Papa Joao XXIII	2008	100	13,056.00	2011	224	64
Residencial Vivendas Do Sol II	2008	100	11,657.00	2010	200	99
Residencial Juscelino Kubitschek I	2008	100	9,325.00	2011	160	76
Residencial Juscelino Kubitschek II	2008	100	15,154.00	2011	260	15
Residencial Figueiredo II	2008	100	12,822.00	2010	220	100
Residencial Figueiredo I	2008	100	12,822.00	2011	220	76
Parque Baviera Life	2008	100	29,142.00	2011	500	50
FIT Vila Allegro	2008	50	35,804.00	2011	298	100
FIT Terra Bonita	2008	51	5,736.00	2011	304	35
Città Lauro de Freitas	2008	50	17,778.00	2010	304	100
FIT Coqueiro—Stake Acquisition	2008	20	—	2010	570	—
FIT Mirante do Lago—Phase 1	2008	70	33,947.00	2011	461	—
FIT Mirante do Parque	2008	60	42,259.00	2011	420	85
FIT Palladium	2008	70	19,498.00	2010	229	93
FIT Parque Lagoinha I	2008	75	12,712.00	2010	212	28
FIT Planalto	2008	100	34,682.00	2010	472	83

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
FIT Jardim Botânico Paraiba	2008	50	23,689.00	2011	310	43
FIT Parque Maceió	2008	50	29,474.00	2010	470	49
FIT Cristal	2008	70	11,278.00	2011	154	88
FIT Vivai	2008	90	37,427.00	2011	640	74
Città Itapoan	2008	50	27,775.00	2010	374	100
FIT Filadélfia	2008	60	29,144.16	Canceled	443	100
FIT Novo Osasco	2008	100	17,331.00	2011	296	94
Itaúna Life	2007	100	7,779.46	2009	128	99
Madureira Life	2007	100	3,889.73	2008	64	94
Cittá Alcântara	2007	100	19,999.00	2010	370	99
Sant’anna Life	2007	100	4,430.00	2009	76	100
Morada das Violetas	2007	100	3,548.00	2009	64	98
Pompéia Life	2007	100	11,657.00	2010	200	97
West Life	2007	100	4,663.00	2009	80	95
Arsenal Life	2007	100	6,819.00	2008	481	—
Pendotiba Life	2007	100	9,325.00	2010	160	99
Bandeirantes Life	2007	100	15,154.00	2010	260	75
Telles Life	2007	100	3,730.00	2009	64	91
Nova Guanabara	2007	100	11,405.00	2009	211	100
Vila Riviera / Vila Positano—Phase 1	2007	100	—	—	84	0
Piacenza Life	2007	100	16,727.00	2011	287	95
Parma Life	2007	100	15,329.00	2010	263	97
Firenze Life	2007	100	13,988.00	2011	139	99
Duo Valverde	2007	100	6,652.00	2010	120	82
Duo Palhada	2007	100	—	Canceled	224	5
Humaitá Garden	2007	100	13,128.00	2008	200	99
Aroeira Garden	2007	100	—	—	120	0
Belford Roxo Garden	2007	100	10,723.02	2009	608	12
Primavera Ville	2007	100	13,009.92	2011	256	96
São Matheus Life	2007	100	8,392.82	2010	144	94
Laranjal Life	2007	100	—	Canceled	160	4
Hamburgo Garden	2007	100	—	—	162	9
Munique Garden	2007	100	—	—	136	23
Neves Tower	2007	100	—	Canceled	104	13
Santa Rita Life	2007	100	—	—	112	1
Novo Jockey Life I	2007	100	—	—	500	—
Novo Jockey Life II	2007	100	—	—	180	—
Residencial Jardim dos Girassóis	2007	100	—	—	60	95
Residencial Lisboa	2007	100	12,123.00	2009	280	100
Residencial San Marino II	2007	100	—	—	60	100
Residencial Villa Park	2007	100	17,485.00	2009	300	94
Residencial Vila Coimbra	2007	100	8,648.00	2009	156	100
Residencial Vale Nevado	2007	100	—	—	46	98
Residencial Vitória Régia	2007	100	21,835.00	2009	64	41
Residencial Vale do Sol	2007	100	4,324.00	2009	80	16
Residencial Pacifico	2007	100	2,798.00	2009	48	100
Residencial Ferrara	2007	100	6,209.00	2010	112	98

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Residencial Villa Esplendore	2007	100	9,325.00	2011	160	79
Residencial Montana	2007	100	—	—	104	1
Residencial Morada de Ferraz	2007	100	7,317.00	2009	132	98
Residencial Santo André Life	2007	100	10,491.00	2011	180	69
Residencial Santo André Life I	2007	100	7,460.00	2011	128	75
Residencial Itaquera Life	2007	100	6,994.00	2010	120	96
Residencial Jardim São Luiz Life	2007	100	13,871.00	2010	238	98
Residencial Duo Jardim São Luiz	2007	100	2,217.00	2011	40	65
Residencial Aricanduva Life	2007	100	10,491.00	2009	180	92
Residencial Guarulhos Life	2007	100	9,325.00	2011	160	87
Residencial Lajeado Life	2007	100	6,994.00	2012	120	24
Residencial Azaléias	2007	100	2,917.00	2010	100	98
Residencial Tulipas	2007	100	—	—	118	2
Residencial Luiz Inácio	2007	100	—	—	124	33
Residencial Doze de Outubro	2007	100	—	—	140	12
Residencial São Miguel Life	2007	100	3,497.00	2010	60	93
Residencial Vila Verde	2007	100	4,663.00	2009	80	99
Residencial Santa Julia	2007	100	—	—	260	100
Residencial Guaianazes Life	2007	100	9,792.00	2011	168	34
Residencial Filadélphia	2007	100	3,497.00	—	160	12
Residencial Osasco Life	2007	100	17,951.00	2010	308	97
Villágio do Jockey	2007	100	9,529.00	2009	180	100
Nova Cintra	2007	100	21,440.00	2011	405	99
Santo André Tower	2007	100	—	Canceled	72	38
Viver Melhor	2007	100	—	—	100	—
Jaraguá Life	2007	100	15,104.00	2010	260	95
Residencial Parque Valença 1	2007	100	5,828.35	2010	112	100
Residencial Parque Valença 2	2007	100	8,043.12	2010	138	98
Residencial Parque Valença 3	2007	100	6,527.75	2009	100	98
Vista Bella	2007	100	5,405.00	2011	100	42
Residencial Tapajos	2007	100	—	—	64	98
Residencial Parque Das Amoras	2007	100	—	—	195	99
Residencial Jardim Das Jabuticabas	2007	100	4,862.00	2010	80	100
Residencial Jardim Das Azaleias	2007	100	2,917.00	2010	48	98
Residencial Venda Nova Life	2007	100	—	—	34	100
Residencial Contagem Life	2007	100	—	Canceled	160	99
Residencial Governador Valadares Life	2007	100	—	Canceled	192	87
Residencial Santa Luzia Life	2007	100	13,056.00	2009	480	100
Residencial Amanda	2007	100	1,166.00	2009	20	100
Residencial Millenium	2007	100	—	—	201	51
Portal De Santa Luzia	2007	100	9,646.00	2009	174	100
Parque Do Jatobá	2007	100	7,459.00	2010	138	98
Res. Amsterdam	2007	100	—	—	48	100
Juliana Life	2007	100	16,319.00	2010	280	100
Residencial Verdes Mares	2007	100	933.00	2010	16	100
Athenas	2007	100	16,786.00	2009	288	100
Egeu	2007	100	14,921.00	2009	256	98

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Esparta	2007	100	—	Canceled	288	100
Betim Life I	2007	100	8,393.00	2009	144	100
Betim Life II	2007	100	7,460.00	2010	128	100
Duo Xangri Lá	2007	100	5,433.00	2011	98	100
Santa Luzia Life I	2007	100	13,056.00	2009	224	100
Fernão Dias Tower	2007	100	4,870.00	2010	92	98
Nicolau Kun—Sapucaia do Sul	2007	100	26,810.00	2010	460	41
Araguaia	2007	100	11,190.00	2009	192	94
Atibaia	2007	100	18,917.00	2009	350	97
Santo Antonio life	2007	100	1,865.00	2009	32	3
Terra Nova I	2007	100	13,929.76	2009	240	98
Terra Nova II	2007	100	14,046.32	2011	240	7
Res do Trabalhador	2007	100	108.10	2008	100	—
Res do Trabalhador—Phase 2	2007	100	1,297.20	2008	515	—
Lisboa	2007	100	12,123.00	2009	208	100
Garden VP 1	2007	100	16,785.65	2011	288	100
Garden VP 2	2007	100	13,988.04	2012	240	100
Feira de Santana Life	2007	100	28,909.00	2009	496	100
Parque Nova Esperança Life	2007	100	—	2008	124	100
Jardim Ipitanga	2007	100	15,154.00	2009	260	98
Parque Florestal	2007	100	11,657.00	2009	200	100
Portal de Valença	2007	100	—	2009	194	22
Quintas do Sol I	2007	100	16,377.15	2009	340	99
Quintas do Sol II	2007	100	17,890.55	2010	300	54
Quintas do Sol III	2007	100	—	Canceled	334	—
Hildete Teixiera	2007	100	22,148.00	2009	380	98
Residencial 2 de Julho	2007	100	46,627.00	2009	800	99
Camaçari Ville I	2007	100	—	2011	608	—
Camaçari Ville II	2007	100	—	2011	575	—
Camaçari Ville III	2007	100	—	2011	464	—
Vila Olimpia Life	2007	100	25,178.00	2011	432	63

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	Values for 100% of the building development.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from approximately R$150 to R$800 (approximately U.S.$86 to U.S.$459). We target clients with monthly household incomes in excess of approximately R$5,000 (approximately U.S.$2,872) for these land subdivisions.

The table below sets forth our land subdivision developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (as of December 31, 2009)
Alphaville Barra da Tijuca	2008	65	133,251	2011	251	100

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	Values for 100% of the building development.

Land Subdivisions under our Alphaville Brand

On January 8, 2007, we successfully completed the acquisition of 60.0% of our subsidiary Alphaville, a development company focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. Following this acquisition, our new residential communities are sold exclusively under the Alphaville brand.

The Alphaville brand was created in the 1970s when the first Alphaville community was developed in the cities of Barueri and Santana do Paranaíba in the metropolitan region of São Paulo. Beginning in the 1990s, Alphaville developed residential communities in several other cities in Brazil, such as Campinas, Goiânia, Curitiba, Londrina, Maringá, Salvador, Fortaleza, Belo Horizonte, Natal, Gramado, Manaus, Cuiabá, Campo Grande, São Luis and Rio de Janeiro.

Whenever we develop a new Alphaville community, we provide all the basic civil works for supporting the construction on the lots, such as electrical, telephone and data communications cabling, hydraulic (water and sewer) mains and treatment facilities, landscaping and gardening, lighting and paving of the streets and driveways and security fencing. In most Alphaville communities, we also build a social and sports club for the residents, with soccer, golf and tennis fields, jogging and bicycle tracks, saunas, swimming pools, ballrooms, restaurants and bars, and other facilities. In addition, most Alphaville projects have a shopping center where residents can shop for clothes and groceries. Additionally, whenever we develop a new Alphaville community far from large urban centers, we seek to assist in establishing schools near the community by forming partnerships with renowned educational institutions. Throughout our Alphaville communities, we also seek to stimulate the local economy by drawing new businesses to that area.

We believe that the maintenance of a development’s quality is essential. For this reason, we impose on every Alphaville community a series of building and occupancy standards that are more rigorous than those required by applicable local legislation. Every Alphaville community has an Alphaville association formed by us before delivery of the community starts, and is funded by maintenance fees paid by the residents. The purpose of the association is to allow community involvement in the management and maintenance of the premises and to ensure orderly and harmonious relationships among the residents.

Upon completion of a sale, a purchaser of an Alphaville property will receive, along with the purchase and sale contract, documentation that sets out the regulations on land use and occupancy, and these will serve as private zoning regulations that are binding on the resident. These regulations set forth, among other things, the maximum number of floors allowed in an Alphaville building, the minimum number of meters between buildings and land coverage limits, thereby maintaining the uniformity and quality of the Alphaville properties.

The table below sets forth our residential communities launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(2)	Completion Year	Number of Units(2)	% Sold (As of December 31, 2009
Alphaville—Campo Grande	2007	67	225,342	2009	489	81
Alphaville—Rio Costa do Sol	2007	58	313,400	2009	616	97
Alphaville—Cajamar	2007	55	674,997	n.a.	2	100
Alphaville—Araçagy	2007	38	236,118	2009	332	90
Alphaville Jacuhy	2007	65	374,290	2010	775	97
Alphaville Londrina II	2007	62.5	134,120	2010	554	64
Alphaville Jacuhy II	2008	65	177,981	2010	330	48
Alphaville Cuiabá II	2008	60	150,896	2010	424	42
Alphaville João Pessoa	2008	100	61,782	2010	124	100
Alphaville Rio Costa do Sol II	2008	58	349,186	2010	366	18
Alphaville Manaus II	2008	62.5	166,938	2010	335	80
Alphaville Litoral Norte II	2008	66	150,813	2010	391	33
Alphaville Manaus Comercial	2008	60	48,252	2010	42	27
Alphaville Barra da Tijuca	2008	65	173,251	2011	251	100
Alphaville Votorantim	2008	30	246,315	2010	472	71
Alphaville Mossoró	2008	70	65,912	2010	170	99
Alphaville Caruaru	2009	70	79,253	2011	172	100
Alphaville Granja	2009	33	65,360	2011	110	100
Alphaville Votorantim 2	2009	30	59,166	2011	51	83
Conceito A Rio das Ostras	2009	100	12,354	2011	106	27
Alphaville Capina Grande	2009	53	91,504	2011	205	49
Alphaville Porto Alegre	2009	64	258,991	2011	429	86
Alphaville Piracicaba	2009	63	112,351	2011	216	100
Alphaville Gravataí 2	2009	64	91,040	2011	225	86
Alphaville Costa do Sol 3	2009	58	234,966	2011	293	86
Terras Alpha Foz do Iguaçu	2009	27	34,269	2011	104	86

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	Values for 100% of the building development.

Commercial Buildings

In 2009, we launched four commercial buildings: Centro Empresarial Madureira, Paulista Corporate, Reserva Eco Office Life and Global Offices. As of December 31, 2008 we had four commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro, Manhattan Wall Street in Salvador and JTR in Maceio.

In December 2007, we completed the Eldorado Business Tower in São Paulo, a triple A standard office building developed in partnership with São Carlos Empreendimentos e Participações S.A. and Banco Modal S.A. The Eldorado Business Tower brings together advanced technology and environmental innovation. The building is the fourth building in the world and the only building in Latin America to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, exposes us to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2009, our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons S.A., SDI Desenvolvimento Imobiliário Ltda. and Abyara. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2007 and December 31, 2009:

Project	First Year of Construction	Client	Type of Project
Porto Pinheiros	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Holiday Inn	2007	Ypuã Empreendimentos Imobiliários SPE Ltda.	Hotel
Wave	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Corcovado	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
New Age	2009	Incols Curitiba Empreedimentos Imobiliários SPE	Residential
Duetto Volare	2009	Fibra Empreendimentos Imobiliários	Residential
Duetto Fioratta	2009	Fibra Empreendimentos Imobiliários	Residential
Carlyle	2009	Fibra Empreendimentos Imobiliários	Commercial

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2007 and December 31, 2009:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Tiner Campo Belo	2007	45	Tiner Empreendimentos e Participações Ltda.	Residential
Forest Ville—Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Garden Ville—Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Reserva do Lago—Phase 1	2007	50	Invest Empreendimentos & Participações Ltda.	Residential
Alta Vista—Phase 1	2007	50	Cipesa Engenharia S.A.	Residential
Collori	2007	50	Park Empreendimentos Ltda.	Residential
Jatiuca Trade Residence	2007	50	Cipesa Engenharia S.A.	Residential
Espacio Laguna	2007	80	Tembok Desenvolvimento Imobiliário Ltda.	Residential
Del Lago Res. Casas	2007	80	Plarcon Engenharia S.A.	Residential
Belle Vue POA	2007	80	Ivo Rizzo	Residential
Mirante do Rio	2007	60	Premiun	Residential
Acquerelle	2007	85	Civilcorp	Residential
Enseada das Orquideas	2008	80	Yuny	Residential
Evidence	2008	50	Park Empreendimentos Ltda.	Residential
Art Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Palm Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Grand Park—Park das Águas—Phase 1	2008	50	Franere	Residential
Grand Park—Park Árvores—Phase 1	2008	50	Franere	Residential

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Privilege	2008	80	Mattos & Mattos	Residential
Horizonte	2008	80	Premiun	Residential
Horto Panamby	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Manhattan Square—Phase 1 (Wall Street)	2009	50	OAS Empreendimentos Imobiliários Ltda.	Commercial
Chácara Santanna	2009	50	Monza Incoporadora	Residential
Montblanc	2009	80	Yuny	Residential
Carpe Diem RJ	2009	80	Mattos & Mattos	Residential
Mistral	2009	80	Premiun	Residential
Reserva do Bosque	2009	80	GM	Residential
Ecoville	2009	50	Abyara Empreendimentos Imobiliários Ltda	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In February 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promote sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches —our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory—Gafisa Vendas and Gafisa Vendas Rio have each a team focused on selling units launched in prior years; and (3) web sales—Gafisa Vendas and Gafisa Vendas Rio have each a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2009, our development-client database was comprised of more than 71,000 individuals. We currently have approximately 28,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2009, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons SA, SDI Desenvolvimento Imobiliário Ltda. and Abyara. No individual client represents more than 5% of our revenues from residential developments or construction services.

Our Operations

The stages of our development process are summarized in the diagrams below:

Land Acquisition

We use results from our extensive market research to guide our land reserves strategy and process. Our marketing and development teams monitor market fundamentals and trends. We have developed a sophisticated database to support our search for and analysis of new investment opportunities. Key decision factors used by our management for land acquisition and new developments include location, type of product to be developed, expected demand for the new developments, current inventory of units in the region and acquisition cost of the land.

Whenever we identify an attractive tract of land, we first conduct a study of the project to define the most appropriate use of the space. Afterwards, the basic design of the project enters the economic feasibility study stage, where we consider preliminary revenues and expenses associated with the project. This study will determine project profitability. We collect and analyze information on demand, competition, construction budget, sales policy and funding structure to ensure economic viability of the new development. We then initiate a legal due diligence of the property to identify liens, encumbrances and restrictions, potential solutions to such issues and the relevant costs. Before acquiring the land, we conduct a thorough due diligence process including an environmental review. Each decision to acquire land is analyzed and approved by our investment committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein for further information on the activities of our committees and boards.

We seek to finance land acquisition through swaps, in which we grant the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. As a result, we reduce our cash requirements and increase our returns. In the event we cannot do so or in order to obtain better terms or prices, we acquire land for cash, alone or in partnership with other developers. We purchase land both for immediate development and for inventory.

As of December 31, 2009, we had an inventory of 383 land parcels in which we estimate we could develop a total of 90,522 residential units with a sales value of R$15.8 billion (U.S.$9.1 billion), of which 50.7% represents land acquired through swaps. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		Tenda
	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap
Land bank - Per geographic location:
São Paulo	3,440,753	35	1,037,146	96	1,242,754	21
Rio de Janeiro	1,456,652	35	210,601	99	1,804,694	20
Other states	2,678,652	59	2,714,614	100	1,237,486	18
Total	7,576,057	42	3,962,360	99	4,284,935	19

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and designing of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and designing of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually takes three to twelve months in the case of our residential buildings and three years in the case of our residential communities.

Marketing and Sales

Our marketing efforts are coordinated by our internal dedicated staff of approximately 30 professionals. Our specialized team generally leads several independent brokerage companies with a combined sales force of more than 5,000 representatives, monitoring them in order to gain their loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 160 sales consultants and 11 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas are trained to sell our products exclusively, we believe that they are able to focus on the sale of our developments, articulate the unique features of our development better, manage our current customer and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo and in 2007 rolled-out in Rio de Janeiro. In 2007 and 2008, Gafisa Vendas was our number one sales team, responsible for approximately 39% and 34% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2009, Gafisa Vendas was responsible for approximately 41% and 55% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

We will continue to utilize independent real estate brokerage firms as we believe the creation of Gafisa Vendas has created a healthy competition between our internal sales force and outside brokers. Independent brokers provide us with a broad reach, access to a specialized and rich database of prospective customers, and flexibility to accommodate the needs of our diverse offering and clientele. In line with our results-oriented culture, we compensate brokers based on their profit contribution rather than on sales. Brokers are required to attend periodic specialized training sessions where they are updated on customer service and marketing techniques, competing developments, construction schedules, and marketing and advertising plans. We emphasize a highly transparent sales approach, as opposed to the traditional high-pressure techniques, in order to build customer loyalty and to develop a sense of trust between customers and us. At our showrooms, brokers explain the project and financing plans, answer questions and encourage customers to purchase or sign on to receive a visit or additional information.

We initiate our marketing efforts usually 30 days before the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage on our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 60% of the units before construction starts.

Our subsidiary Alphaville has also been successful in its sales and marketing efforts. For example, in Vitória, Alphaville Jacuhy was 85% sold in its month of launch; in João Pessoa, Paraiba, the sales force needed only two days to market and sell all of its residential lots; in Barra da Tijuca, Rio de Janeiro, 90% of the Alphaville lots available were sold in their month of launch; and Alphaville Caruaru in Caruaru, Pernambuco, Alphaville Granja in Carapicuiba, São Paulo and Alphaville Piracicaba in Piracicaba, São Paulo were 100% sold within one month of launch.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish the magazine “Gafisa Way” which is distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction.

Tenda’s sales and marketing efforts are coordinated through 32 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida,” including the process of obtaining a mortgage through the CEF. Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 80,000 calls per month and results in over 25,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda successfully combined its direct sales force with independent real estate brokerage firms, and the increase in such cost was offset by the significant increase in sales during the initial months after launch.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. Over the last five years, we have only cancelled nine developments.

Construction

Gafisa has been engaged in the construction business for over 50 years. Our experience spans across the entire construction chain. Before engaging in each new project, we develop sketches and research and develop projects and plans to create the most appropriate product possible. Our standardized construction techniques and unique control system are designed to optimize productivity and minimize raw material losses. Our monitoring tools are available on our intranet where all employees regularly review costs and key performance indicators of each development such as actual versus budget comparisons, volume consumption for each raw material, and construction schedule.

We use strict quality control methods. Procedure manuals describe in significant detail each task of each stage of the construction project. These manuals are also used for the training sessions we require all of our workers to attend. In addition, we make quarterly reviews of projects delivered. The reviews focus on identifying problems in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9002 by Fundação Bureau Veritas, from Universidade de São Paulo. We received in 2007 a certification from Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities. In addition, the Eldorado Business Tower building was certified as a Green Building, category Platinum, by U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting, pollution control and recycling. There are only three other buildings in the world that have achieved this category.

We invest in technology. Our research and development costs amounted to R$1.4 million, R$1.5 million and R$1.5 million in each of 2009, 2008 and 2007, respectively. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, brand name construction materials and equipments, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

We do not own heavy construction equipment and we employ directly only a small fraction of the labor working on our sites. We generally act as a contractor, supervising construction while subcontracting more labor-intensive activities. Substantially all on-site construction is performed for a fixed price by independent subcontractors. We hire reputable, cost-oriented and reliable service providers that are in compliance with labor laws and have performed their work diligently and on time in the past. Hiring subcontractors instead of employing them directly has some financial and logistical advantages. For instance, we do not need to incur fixed costs to maintain a specialized labor force even when they are not actively working at a construction site and we do not need to pay for frequent transfers of labor to different construction locations.

Our construction engineering group coordinates the activities of service providers and suppliers, guarantees compliance with safety and zoning codes, and ensures completion of the project on a timely basis. We provide a five-year limited warranty covering structural defects in all our developments.

Risk Control

Our risk control procedures require that all of our projects be approved by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors (including one representative from Equity International). Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference herein.

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry- Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	40%	75%	60%	—
Caixa Econômica Federal	—	—	40%	—
Gafisa 36 months	35%	10%	—	40%
Gafisa 60 months	20%	5%	—	60%
Gafisa 120 months	5%	10%	—	—

(1)	Includes Tenda developments.
(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2009, 70% of our sales value was financed by bank mortgages, where the customer paid us approximately 20% to 30% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

Credit Lines	Typical Interest rate	Maximum Home Value		Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	≤13% annually + TR(1)		No limit		No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	≤12% annually + TR	R$	500,000	R$	450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia sobre Tempo de Serviços) or FGTS.	≤8.16% annually + TR	R$	130,000	R$	130,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from Caixa Econômica Federal, or the “CEF”, one of Brazil’s largest government-owned financial institutions. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk. Additionally, Tenda is currently working with three private banks in addition to the CEF to provide financing for homebuyers with monthly income between five and 20 times the Brazilian minimum wage (which was approximately R$465 as of December 31, 2009) with similar terms as the financing provided by the CEF.

Financing by Gafisa during construction. We finance some of our own sales during the construction period, with a down payment of 20-30% and financing of the balance through monthly installments up to the delivery of the unit.

Financing by Gafisa after delivery. In addition, we offer financing plans to prospective customers using our own capital, where we finance purchases for up to 120 months after the completion of the construction. For completed units we require a down payment of 30% and financing of the remaining balance with up to 120 monthly installments. For units under construction we require a down payment of 10% and provide financing of 20-30% with up to 30 monthly installments until the delivery of the unit and financing of the remaining 60-70% with up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments.

We have developed a strict credit policy in order to minimize risks. We take the following steps whenever we conduct a credit review process:

•	trained independent brokers interview each potential customer to collect personal and financial information and fill out a registration form;

•	registration forms are delivered, along with a copy of the property deed, to us and, if the bank providing the financing requests, to an independent company specialized in real estate credit scoring;

•

credit is automatically extended by us to the customer if his or her credit analysis is favorable. However, if the credit analysis report raises concerns, we will carefully review the issues and accept or reject the customer’s application depending on the degree of risk. To the extent financing is provided by a bank, such financial institution will follow their own credit review procedures; and

•	after approving the application, our staff accepts the upfront down payment which is given as a deposit on the purchase of the unit.

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. In January 2010, our clients’ default level was 4.15% of our accounts receivable. We attribute our low default rate to the fact that: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 20% of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 30% in 2009. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry.

Receivables securitization. We release capital for new projects by seeking not to maintain receivables after our projects are completed. We have been active in the securitization market and we are capitalizing on an increasing investor demand for mortgage-backed securities. The securitization (mortgage-backed securities) market in Brazil is relatively new but we believe it is rapidly expanding. This expansion is helped significantly by recent development in Brazilian foreclosure laws.

With the growing availability of mortgages from commercial banks and the increasing liquidity of mortgage-backed securities (CRIs), we expect to further reduce our role as a financing provider to our customers. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 34% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 23% during the three year period ended December 31, 2009. During that same period, the IGP-M increased 15%, resulting in an increase in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

We contract with major suppliers for the materials used in the construction of the buildings. We receive general pricing proposals from various suppliers of raw materials and select the proposal with the best terms and conditions for each development. In addition to pricing, we select our suppliers by the quality of their materials. We set forth specific minimum quality requirements for each construction, and the chosen supplier must meet this quality requirement. The materials for our developments are readily available from multiple sources and, accordingly, we do not rely on any one supplier for our raw materials.

Our four largest suppliers in terms of volume are Gerdau Açominas S.A., Votorantim Cimentos Brasil Ltda., Cia. Brasileira de Concreto S.A. and Supermix Concreto S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

We achieve significant economies of scale in our purchases because we

•	use standard construction techniques,

•	engage in a large number of projects simultaneously, and

•	have long-term relationships with our suppliers. We periodically evaluate our suppliers. In the event of problems, we generally replace the supplier or work closely with them to solve the problems.

Customer Services

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide containing all the documents of the unit delivered. We use innovative and personalized customer service techniques beginning with the initial encounter with a potential customer. Our customer service techniques are innovative as we believe we were one of the first homebuilders in Brazil to introduce services such as breakfast for customers at construction sites and providing monthly photos to customers on the progress of the construction. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer services efforts include:

•	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries;

•

the development of the “Gafisa Viver Bem” portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances;

•	the development of the “Comunidade Alphaville” portal, which aims to foster a sense of community among the residents of our residential communities; and

•

the development of the “Gafisa Personal Line,” through which buyers of certain units are able to customize their units in accordance with plans and finishing touches offered by Gafisa. Such options vary by development.

As part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. Prior to the delivery of each unit, we maintain regular contact with the customer by sending the customer our magazine “Gafisa Way.” We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We conduct another evaluation of the customer’s satisfaction with his or her unit, as well as the customer’s experience with our sales personnel and our various departments (customer services, construction and title services) 18 months after the release of the certificate of acceptance of occupancy by the relevant local authority. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

We also promote a program called the “Alphaville Clubes—Lazer Brasil,” which allows owners of the Alphaville developments and other registered members to use the facilities of all Alphaville clubs throughout the country. News on our Alphaville communities are posted on Alphaville’s website, which also contains documents and information related to each of our Alphaville developments exclusively for owners of Alphaville developments.

Competition

The real estate market in Brazil is highly fragmented and competitive with low barriers to entry. The main competitive advantages include price, financing, design, quality, reputation, reliability, meeting delivery expectations, partnerships with developers and the availability and location of the land. In particular, certain of our competitors have greater financial resources than we do, which could be an advantage over us in the acquisition of land using cash. In addition, some of our competitors have a better brand recognition in certain regions, which could give them a competitive advantage in increasing the velocity of their sales. Because of our geographic diversification, we believe that we have access to different markets within Brazil that have different demand drivers.

Because of the high fragmentation of the markets we operate in, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro where we face competition from major publicly-traded competitors, in other regions we generally face competition from small and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo(1) – Gafisa’s Market Share
Year	Year ended December 31,
	2009	2008	2007
	(Launches in R$ million)
Local market	12,718	17,365	17,537
Gafisa (2)	896	1,187	747
Gafisa’s market share	7.0%	6.8%	4.3%

Source: EMBRAESP and SECOVI.

Rio de Janeiro(1) – Gafisa’s Market Share
	Year ended December 31,
Year	2009	2008	2007
	(Launches in R$ million)
Local market	2,809	4,260	3,464
Gafisa (2)	85	629	265
Gafisa’s market share	3.0%	14.8%	7.7%

Source: ADEMI.

(1)	Metropolitan region.
(2)	Gafisa stake.

We believe we are the leader in residential community developments. Our subsidiary Alphaville has a sizable and what we believe to be non-replicable land reserves, which will foster our future growth in the upcoming years with relatively low risk.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) of each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such period.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2009, we had 58 subsidiaries and 40 jointly-controlled entities under operations, all of them incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI.” Currently, the registration process takes approximately 30 to 36 months from the date of filing of the application for a definitive registration to be granted. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

Each trademark registration is effective for a 10-year period and is renewable for equal and successive periods. Renewal of registration is granted by request accompanied by payment of renewal fees during the final year of the trademark’s registration or within the 6-month waiting period after the registration has expired. In the latter case, if the request is not accompanied by due payment, the registration is cancelled by the INPI.

A trademark registration is terminated by (1) expiration of its term; (2) the trademark holder’s total or partial waiver of the rights granted by registration; (3) forfeiture, in the case of the applicant’s or the holder’s failure to use a registered trademark in connection with goods or services for a period of more than five years; or (4) failure to appoint a Brazilian resident with powers to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this prospectus supplement, we had approximately 108 pending trademark applications and 96 trademark registrations in Brazil with the INPI, including our subsidiaries (except for (1) Alphaville, which had approximately 68 pending trademark applications and 110 trademark registrations under its name and (2) Tenda, which had 35 pending trademark applications and 6 trademark registrations, including four trademark applications and one trademark registrations currently under FIT’s name with the INPI). Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Our trademark registrations will expire, unless renewed, between May 2010 and December 2019. Alphaville’s trademark registrations will expire, unless renewed, between April 2011 and November 2019 and Tenda’s trademark registrations will expire, unless renewed, between January 2016 and December 2019. We will seek to renew our trademarks expiring in 2010, after evaluating their continuing applicability.

Our only trademark registration outside of Brazil is for the trademark “Gafisa,” which is registered in the United States.

Domain Name

As of the date of this prospectus supplement, we, together with our subsidiaries, were the owners of approximately 140 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Two of our domain names expired in December 2009 and in January 2010 and we are in process of renewing them. The other domain names will, unless renewed, expire between March 2010 and January 2012. We will seek to renew our domain names expiring in 2010, after evaluating their continuing applicability.

Patents

We have no patents registered in our name.

Licenses

Under Brazilian laws, we are required to obtain a variety of licenses for each of our new developments. As of the date of this prospectus supplement, we have obtained all necessary licenses and permits to operate our business.

Insurance

We maintain insurance policies with leading and financially sound Brazilian insurance companies, such as Allianz Seguros S.A., UBF Garantias & Seguros S.A., Itau Unibanco Seguros e J.Malluceli Seguros S.A. and Áurea Seguros S.A. Our insurance policies cover potential risks from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, gas explosion, and possible construction errors. Such insurance policies contain customary specifications, limits and deductibles. We do not maintain any insurance policy for our properties after construction is completed. Our management believes that the insurance coverage for our properties is adequate. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss in the future.

Legal Proceedings

We are currently party to several legal and administrative proceedings arising from the normal course of our business, principally relating to civil, environmental, tax and labor claims. We establish provisions in our balance sheets relating to potential losses from litigation based on estimates of probable losses. Brazilian GAAP requires us to establish provisions in connection with probable losses and we record a provision when, in the opinion of our management, we feel that an adverse outcome in a litigation is probable and a loss can be estimated. The determination of the amounts provisioned is based on the amounts involved in the claims and the opinion of our management.

Civil Claims

As of December 31, 2009, we were a party to 1,668 civil actions, totaling R$237.6 million. Of these actions, we were the plaintiff in 218 actions and the defendant in approximately 1,450 actions, with aggregate amounts of R$30.2 million and R$207.4 million, respectively. For three of the claims where we are the defendant, the plaintiffs are seeking an aggregate amount of R$48.0 million. As of December 31, 2009, we have filed defenses to these claims. While we believe these claims are unfounded, we are of the view that the likelihood of loss is possible. In two of the three claims, our liability is limited because there are three other defendants. The third claim involves an amount of R$28.0 million of the proceeds from our Brazilian initial public offering that was withheld in an escrow deposit attached by court order to guarantee a writ of execution.

As of December 31, 2009, the provisions for contingencies for civil lawsuits included R$71.3 million related to lawsuits in which we were cited as a successor in foreclosure actions where the original debtor, Cimob Companhia Imobiliária (“Cimob”), was a former shareholder of Gafisa. The plaintiff claims that we should be held liable for the debts of Cimob. During 2009, we recorded an additional provision in the amount of R$65.8 million following unfavorable judicial decisions, which led us to seek new legal opinions from our Brazilian counsels and reevaluate the estimate of probable loss. Our insurance provides coverage for R$17.7 million. Further we were required by the competent court hearing the case to set aside (1) in an escrow account R$64.9 million, and (2) a certain number of treasury shares, both measures aiming at guaranteeing any potential foreclosure. We have filed appeals against all decisions, as we believe that references to Gafisa in the lawsuits are not legally justifiable. In other similar cases, we have obtained favorable decisions in which we were awarded final decisions overturning claims against Cimob. The ultimate outcome of the our appeal, however, cannot be predicted at this time.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2009, the provision for our civil claims amounted to R$91.7 million.

Environmental Claims

On August 27, 2004, the Federal Public Prosecution Office filed a Public Civil Action against us and others, including the Superintendência Estadual de Rios e Lagoas, or SERLA, which is responsible for managing the water resources of the State of Rio de Janeiro, alleging intervention in a permanent preservation area. The Federal Public Prosecution Office sought indemnification payment of R$1.0 million to repair the damaged area, as well as penalties for the damages caused to the environment. We are currently not able to estimate the amounts to be paid in this claim. In December 2009, the lower court denied the Federal Public Prosecution Office’s request to cease the soil removal at Lake Jacarepaguá. The Federal Public Prosecution Office has filed an appeal and we are awaiting a decision on the appeal.

As of December 31, 2009, we were the defendant in five environmental claims, including the action described above law suit. We are currently not able to estimate the aggregated amount of the environmental claims.

In addition, we are periodically party to other administrative environmental inquiries or claims by the Public Prosecution Offices of the States of São Paulo and Rio de Janeiro or by other governmental agencies or third parties. These inquiries may result in public environmental claims against us and the findings in these inquires may give rise to other administrative and criminal claims. However, based on currently available information, we do not believe these matters are, or are likely to be in the future, material to our business or financial condition.

As of December 31, 2009, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2009, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$53.9 million. As of December 31, 2009, the provision for tax liabilities amounted to R$20.7 million. In addition, we have deposited R$7.1 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

On November 30, 2009, we and our subsidiaries Tenda, Alphaville and Gafisa Vendas joined the cash and installment payment of debits with the Federal Revenue Service and the Attorney-General Office of the National Treasury. The Company joined the tax amnesty and refinancing program and opted for the cash payment of tax debits amounting to R$17.3 million, of which R$10.4 million was in cash and R$6.9 million offset tax losses. Our subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$6.6 million, R$980 thousand and R$192 thousand, respectively, recognizing gains of R$568 thousand, R$360 thousand and R$70 thousand, respectively, relating to the offset of tax losses. The consolidated gain of the Company and its subsidiaries amounted to R$4.0 million.

We are challenging the constitutionality of Law No. 9,715/98 and Law No. 9,718/98. We obtained a partially favorable first level decision. As of December 31, 2009, we have included part of the debt in the installment payment program, under Law No. 11,941, enacted on May 27, 2009 and registered an accounting provision of R$5.9 million with respect to this obligation. We believe the likelihood of loss is possible.

As a result of our business combination with Tenda, we became party to a proceeding challenging the inclusion of revenues from the sale of real estate in the tax basis for payment of the COFINS, as determined by Law No. 9,718/98. Tenda has deposited with the court the full amount of the tax liability involved in this proceeding. A final decision was rendered unfavorably against Tenda and the payment due in connection with this proceeding will be transferred to the federal government.

We were party to two tax claims arising from tax assessments filed by the Brazilian Federal Revenue Service—SRF, regarding expenses that were considered non-deductible in fiscal years 1998 and 1999. The aggregate amount involved in these two claims was R$16.5 million, including interest, penalties and legal fees, which do not include attorney’s fees. We have settled these claims under Law No. 11,941, enacted on May 27, 2009.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipality of São Paulo to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$7.1 million with the courts and we are awaiting a first level decision. In addition, the municipalities of Rio de Janeiro and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting first level administrative decisions. The total amount involved in these proceedings is R$10.2 million.

As a result of our acquisition of Alphaville, we have become party to administrative and judicial tax claims relating to the Excise Tax (Imposto Sobre Produtos Industrializados), or IPI, and the State Value Added Tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, regarding Alphaville’s alleged failure to pay taxes on its import of two aircrafts. The amount involved in these claims is R$50.3 million and the amount that was deposited with the court was R$1.3 million. Alphaville is waiting for the final decision by the courts on these proceedings. According to our acquisition agreement of Alphaville, the selling shareholders must reimburse any loss suffered by us or Alphaville arising from acts occurring before January 8, 2007, including the claims set forth above.

Labor Claims

As of December 31, 2009, we were a defendant in approximately 2,350 labor claims resulting from our ordinary course of business, of which approximately 85% were filed by outsourced workers and approximately 15% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2009, the total value involved in the labor claims filed against us was approximately R$71.0 million. As of December 31, 2009, the provision for labor claims amounted to R$8.9 million.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the ownership of our common shares as of the date of this report, by each holder of 5.0% or more of our common shares and all of our directors and officers as a group, as well as common shares held in treasury. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
EIP Brazil Holdings, LLC (1) (2)	48,092,228	14.4
Marsico Capital Management LLC (3)	36,085,780	10.8
Morgan Stanley (4)	24,152,652	7.2
Itaú Unibanco S.A.	20,507,856	6.1
Directors and officers (5)	2,952,824	0.9
Other shareholders	201,763,448	60.4
Treasury shares	599,486	0.2

Total	334,154,274	100.0

(1)	Affiliate of Equity International.
(2)	Based on information filed jointly by EIP Brazil Holdings, LLC (“EIP Brazil”), EI Fund II, LP (“EI Fund II”), EI Fund II GP, LLC (“EI Fund II GP”), EI Fund IV Pronto, LLC (“EI Pronto”), EI Fund IV, LP (“EI Fund IV”), EI Fund IV GP, LLC (“EI Fund IV GP”) and Equity International, LLC (“EI”) with the SEC on December 3, 2009, 11,729,604 common shares are owned directly by EIP Brazil. EIP Brazil is wholly owned by EGB Holdings, LLC, which is owned 99.9% by EI Fund II. EI Fund II GP is the general partner of EI Fund II. EI Fund II and EI Fund II GP may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil. 3,300,000 ADSs representing 6,600,000 common shares are owned directly by EI Pronto. EI Pronto is wholly owned by EI Fund IV and EI Fund IV GP is the general partner of EI Fund IV. EI Fund IV and EI Fund IV GP may be deemed to have beneficial ownership of the shares owned directly by EI Pronto. Each of EI Fund II GP and EI Fund IV GP is indirectly wholly owned by EI and EI may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil and EI Pronto.
(3)	Based on information filed by Marsico Capital Management, LLC with the SEC on February 11, 2010.
(4)	Based on information filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on February 17, 2009. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act, as amended. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley.
(5)	Does not include shares that may be purchased pursuant to outstanding stock option plans except for shares subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus supplement.

TAXATION

The following discussion contains a description of material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. The discussion is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”). This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and subject to different interpretations. Any change in that law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. Please note that Brazil has not entered into any tax treaty with the United States. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Each Non-Resident Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year. We generally expect to pay dividends from profits generated after January 1, 1996.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to the withholding of income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country that does not impose income tax or where the maximum income tax rate is lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that such concept may be broadened by Law No. 11,727/08. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, enacted on December 29, 2003, the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gains taxes in Brazil.

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Resident Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder are not taxed in Brazil, based on the argument that ADSs do not constitute “assets located in Brazil” for the purposes of Article 26 of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. Accordingly, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident or a non-Brazilian resident may be subject to income tax in Brazil in the event that courts determine that ADSs constitute assets located in Brazil. For more information, please refer to “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

As a general rule, gains realized as a result of a disposition or sale transaction of common shares or ADSs are the positive difference between the amount realized on the sale or exchange of the security and its acquisition cost measured.

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•

exempt from income tax when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a Low or Nil Tax Jurisdiction; or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In this case a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder residing in a Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to the common shares or the ADSs will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by the Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 2,689 Holder and is not a resident in a tax favorable jurisdiction.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regimes,” which went into effect on January 1, 2009. In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of privileged tax regime should be solely applied for purposes of transfer pricing rules in export and import transactions. Moreover, Provisional Measure No. 472, of December 15, 2009, applied the privileged tax regime concept to other income remitted abroad. Although we are of the opinion that the concept of privileged tax regime should not affect the tax treatment of a Non-Resident Holder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regime” will extend such concept to the tax treatment of a Non-Resident Holder described above.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 20, 2009, any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 2,689 Holders is subject to the IOF/Exchange Tax at a rate of 2.0%. However, foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 2,689 Holders with respect to investments on the Brazilian financial and capital markets.

Nevertheless, the rate applicable to most foreign exchange transactions is 0.38%. In any case, the Brazilian government may increase the rate at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to future transactions.

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only. U.S. Holders of common shares or ADSs are urged to consult with their own tax advisers with respect to the particular tax consequences to them of owning or disposing of common shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or a “pre-release,” or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a “passive foreign investment company” or “PFIC,” as described below.

Taxation of Distributions

Distributions paid on ADSs or common shares other than certain pro rata distributions of ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale and Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether any Brazilian tax on gains would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not for its 2009 taxable year, that it is not and that it will not in the foreseeable future become a PFIC for U.S. federal income tax purposes. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds approximately 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

We are offering the ADSs described in this prospectus supplement and the accompanying prospectus through Itaú USA Securities Inc., J.P. Morgan Securities Inc., Banco Votorantim S.A., Nassau Branch and UBS Securities LLC, who are acting as joint bookrunning managers, representatives and international underwriters of the offering of ADSs. We have entered into an international purchase agreement with the international underwriters. Subject to the terms and conditions of the international purchase agreement, we have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Itaú USA Securities Inc.
J.P. Morgan Securities Inc.
Banco Votorantim S.A., Nassau Branch
UBS Securities LLC
Total

Banco Votorantim S.A., Nassau Branch is not a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore may not make sales of any of our ADSs or common shares in the United States or to U.S. persons. Banco Votorantim S.A., Nassau Branch has agreed that it does not intend to and will not offer or sell any of our ADSs or common shares in the United States or to U.S. persons in connection with this offering.

The international underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The international purchase agreement also provides that if an international underwriter defaults, the purchase commitments of the non-defaulting international underwriter may also be increased or the offering may be terminated. We have also entered into a Brazilian underwriting agreement with the Brazilian underwriters named below providing for the concurrent offering of              common shares in Brazil. The initial public offering price per ADS and the total underwriting discount per ADS under the international purchase agreement are equivalent, based on the U.S. dollar/reais selling rate reported by the Central Bank, to the initial public offering price per two common shares (the number of common shares represented by each ADS) and the total underwriting discount per two common shares under the Brazilian underwriting agreement. The international and Brazilian offerings are conditioned on the closing of each other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specified matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus or prospectus supplement relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of common shares and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any common shares or distribute any prospectus or prospectus supplement relating to the common shares to any person outside Brazil or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Brazilian underwriters and the international underwriters, who have agreed that they may sell ADSs or common shares, as the case may be, between their respective underwriting syndicates. The number of ADSs or common shares, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Brazilian offerings.

The Brazilian underwriters will, on a best efforts basis, sell common shares to investors located inside Brazil and U.S. and other international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM. The Brazilian underwriting agreement provides that, if any of the placed common shares covered by such agreement are not settled on the settlement date, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of common shares listed next to its name in the following table:

Name	Number of Shares
Banco Itaú BBA S.A.
Banco J.P. Morgan S.A.
Banco Votorantim S.A.
Total

We have granted J.P. Morgan Securities Inc. a 30-day option, to be exercised upon notification to the other international underwriters, to purchase up to 11,100,000 additional common shares in the form of ADSs, minus the number of common shares sold by us pursuant to the Brazilian underwriters’ overallotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions. This option may be exercised only to cover any overallotments. We have also granted Banco J.P. Morgan S.A. a 30-day option, to be exercised upon notification to the other Brazilian underwriters and UBS Securities LLC, a 30-day option to purchase a maximum of 11,100,000 common shares, minus the number of common shares in the form of ADSs sold by us pursuant to the international underwriters’ overallotment option, to cover overallotments of common shares, if any.

The international underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per ADS. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the international underwriters. Sales of ADSs and/or common shares made outside of the United States may be made by affiliates of the international underwriters.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to us per ADS. The underwriting fee is US$             per ADS. The following table shows the per share and total underwriting discounts and commissions to be paid to the international underwriters assuming both no exercise and full exercise of the overallotment option to purchase additional shares.

	Without Overallotment Exercise	With Full Overallotment Exercise
Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The international underwriters may agree to allocate a number of shares to international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act. In addition, we have agreed to reimburse the international underwriters for certain out-of-pocket expenses incurred by them in connection with the offering of the ADSs.

Until the distribution of the ADSs is completed, SEC rules may limit the international underwriters and selling group members from bidding for and purchasing the ADSs. However, J.P. Morgan Securities Inc., or the international stabilization agent, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the international stabilization agent may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the international underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the overallotment option described above. In determining the source of shares to close out the covered syndicate short position, the international stabilization agent will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the overallotment option. The international stabilization agent may also make “naked” short sales of ADSs in excess of the overallotment option. The international stabilization agent must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the international stabilization agent is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

Neither we nor any of the international underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the international underwriters make any representation that the international stabilization agent will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other than in the United States, no action has been taken by us or the international underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date on which the European

Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Various affiliates of Banco Itaú BBA S.A., a Brazilian underwriter of the offering, and mutual funds managed by such affiliates together currently hold a 6.14% ownership stake in us. This interest was acquired through public stock exchange transactions at market prices. Such transactions may continue in the future.

In addition to as stated above, certain of the international underwriters, the Brazilian underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their respective businesses, for which they have received and may continue to receive customary fees, commissions or other remuneration. From time to time, certain of the international underwriters, the Brazilian underwriters and their affiliates may execute in the future, derivative transactions on behalf of themselves or their client accounts and may subscribe shares in the offering as a way to hedge such transactions, which may affect the demand, price or other terms of this offering.

LEGAL MATTERS

The validity of the common shares and certain other Brazilian legal matters will be passed upon for us by Barbosa, Müssnich & Aragão Advogados, São Paulo, Brazil and for the underwriters by Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The consolidated financial statements of Gafisa S.A. as of and for the year ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated by reference in this prospectus supplement and the accompanying prospectus from our annual report on Form 20-F for the year ended December 31, 2009, have been incorporated by reference in reliance upon the reports of Terco Grant Thornton Auditores Independentes, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements as of and for each of the two years in the period ended December 31, 2008 incorporated in this prospectus supplement by reference to the annual report on Form 20-F for the year ended December 31, 2009, except as they relate to Construtora Tenda S.A., have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Construtora Tenda S.A. as of December 31, 2008 and for the period from October 22, 2008 through December 31, 2008, not separately presented in the annual report of Gafisa S.A. on Form 20-F for the year ended December 31, 2009, have been audited by Terco Grant Thornton Auditores Independentes, independent registered public accountants, whose report thereon is incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report of Gafisa S.A., on Form 20-F for the year ended December 31, 2009. Such financial statements, to the extent they have been included in the financial statements of Gafisa, S.A., have been so included in reliance on the report of such independent registered public accounting firm upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

GAFISA S.A.

Common Shares and American Depositary Shares Representing Common Shares

We may offer any combination of the securities described in this prospectus from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. We refer to the common shares and the American Depositary Shares, or ADSs, each representing two common shares, collectively as the “securities.”

This prospectus describes the general manner in which our securities may be offered using this prospectus. We will provide specific terms and offering prices of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplements carefully before you invest.

We may offer the securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors, on a continuous or delayed basis or through any combination of these methods. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, you should refer to the section entitled “Plan of Distribution” in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common shares are listed on the São Paulo Stock Exchange (BM&F Bovespa SA – Bolsa de Valores Mercadorias e Futuros), or the BOVESPA, under the symbol “GFSA3” and our ADSs are listed on the New York Stock Exchange under the symbol “GFA.”

Investing in our securities involves risks. You should carefully review the “Risk Factors” section set forth in our most recent annual report on Form 20-F, which is incorporated by reference herein, as well as in any other recently filed reports and, if any, in the relevant prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 5, 2009.

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. The terms “Gafisa,” “we,” “us,” “our” and “our company” mean Gafisa S.A. and its consolidated subsidiaries, unless otherwise indicated.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including the exhibits thereto. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

All references to “real,” “reais” or “R$” are to the currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to the currency of the United States of America. We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports and other information about issuers like us who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also read and copy certain documents we submit to the New York Stock Exchange at its offices at 20 Broad Street, New York, New York 10005. We maintain an Internet worldwide web site at http://www.gafisa.com.br. Information contained on our site is not part of this prospectus, or any accompanying prospectus supplement.

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act of 1933 (the “Securities Act”). As a result, although we are subject to the informational requirements of the Exchange Act as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports on Form 8-K upon the occurrence of certain material events. We are also subject to the informational requirements of the São Paulo Stock Exchange (BOVESPA) and the Comissão de Valores Mobiliários (CVM). You are invited to read and copy reports, statements or other information, other than confidential filings, that we have filed with the BOVESPA and the CVM. Our public filings with the São Paulo Stock Exchange are electronically available from the São Paulo Stock Exchange’s Internet worldwide web site at http://www.bovespa.com.br.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this prospectus the following documents listed below, which we have already filed with or furnished to the SEC:

(1)	our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 5, 2009 and any amendments thereto; and

(2)	our report on Form 6-K filed on June 5, 2009.

All subsequent reports that we file on Form 20-F under the Exchange Act after the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. We may also incorporate by reference any other Form 6-K that we submit to the SEC after the date of this prospectus and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this prospectus.

We will provide without charge to each person to whom this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to:

Gafisa S.A.

Av. Nações Unidas No. 8,501, 19th Floor

05425-070 – São Paulo, SP – Brazil

phone: + 55 (11) 3025-9000

fax: + 55 (11) 3025-9348

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus in relation to our plans, forecasts, expectations regarding future events, strategies and projections are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in the overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors” in Part I, Item 3.D. of our Annual Report on Form 20-F.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above.

GAFISA

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “Alphaville,” and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2008, approximately 50% of the value of our launches were derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 15% of the value of our launches, and affordable entry-level housing, which represents approximately 8% of the value of our total launches. Other mid-level and commercial buildings represent approximately 27% of the value of our total launches. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 94 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 18 states, which represents approximately 90% of the national population and approximately 89% of the gross domestic product on December 31, 2008. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2008, approximately 38% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

We have already launched projects in 94 municipalities: Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Araucária, Barbacena, Barueri, Bauru, Belém, Belford Roxo, Belo Horizonte, Betim, Cabo Frio, Cajamar, Camaçari, Campinas, Campo Grande, Campo Limpo Paulista, Canoas, Caxias do Sul, Contagem, Cotia, Cuiabá, Curitiba, Duque de Caxias, Eusébio, Ferraz de Vasconcelos, Fortaleza, Goiânia, Gramado, Gravataí, Guarulhos, Guarujá, Iguaraçu, Ipatinga, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, João Pessoa, Juiz de Fora, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Marilia, Mauá, Mogi das Cruzes, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Osasco, Paulista, Parnamirim, Pinhais, Poá, Porto Alegre, Porto Velho, Queimados, Recife, Rezende, Ribeirão Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Santa Luzia, Santana de Parnaíba, Santo André, Santos, São Bernardo do Campo, São Caetano, São Gonçalo, São José dos Campos, São José dos Pinhais, São Leopoldo, São Luiz do Maranhão, São Paulo, Sarzedo, Serra, Sete Lagoas, Sobradinho, Sorocaba, Suzano, Uberlândia, Valparaíso, Votorantim and Volta Redonda, across 18 states throughout Brazil.

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units,

•	land subdivisions (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio.

Our registered and principal executive offices are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2008 based on our financial statements prepared in accordance with Brazilian GAAP. This table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the related notes thereto incorporated by reference in this prospectus.

	At December 31, 2008 (2)
	(in thousands)
(Brazilian GAAP)
Short-term debt:
Loans and financing	R$	447,503
Debentures		61,945

Total short-term debt		509,448

Long-term debt:
Loans and financing		600,673
Debentures		442,000

Total long-term debt		1,042,673

Shareholders’ equity:
Capital stock		1,229,517
Treasury shares		(18,050)
Stock options reserve		47,829
Capital reserves		134,296
Revenue reserves		218,827

Total shareholders’ equity		1,612,419

Total capitalization (1)(2)	R$	2,655,092

(1)	Total capitalization corresponds to total long-term debt (loans, financing and debentures) plus total shareholders’ equity.

(2)	Total capitalization does not include obligation to venture partners recorded in other accounts payable.

PRICE HISTORY

Our common shares are listed on the São Paulo Stock Exchange (BM&F Bovespa SA – Bolsa de Valores Mercadorias e Futuros), or the BOVESPA, under the symbol “GFSA3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “GFA.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BOVESPA, in reais. On June 3, 2009, the last reported sales price of our common shares on the BOVESPA was R$15.95 and the last reported sales price of our ADSs on the NYSE was US$16.07.

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume (1)	High	Low	Volume (1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2006 (2)	—	—	—	35.20	17.70	430,555
December 31, 2007	40.50	23.10	418,005	35.61	22.50	897,085
December 31, 2008	46.50	5.41	930,018	38.26	6.86	1,238,592

Quarter
First quarter 2007 (3)	27.77	24.89	1,164,963	35.30	25.70	466,779
Second quarter 2007	35.32	24.65	310,953	34.02	25.25	889,111
Third quarter 2007	35.09	23.10	405,016	33.41	22.50	1,141,404
Fourth quarter 2007	40.50	30.00	407,786	35.61	27.01	1,089,472
First quarter 2008	41.50	29.96	771,929	34.60	25.50	1,128,515
Second quarter 2008	46.50	33.36	969,276	38.26	27.50	995,435
Third quarter 2008	35.59	20.97	890,823	28.20	19.90	1,206,926
Fourth quarter 2008	24.60	5.41	1,080,111	23.79	6.86	1,621,471
First quarter 2009	12.11	7.33	674,687	13.23	8.69	1,885,703
Second quarter 2009 (through June 3)	19.73	10.91	786,480	20.90	12.41	2,620,791

Month
December 2008	9.26	6.36	591,131	10.50	7.70	1,433,820
January 2009	12.11	8.58	683,844	13.10	10.10	1,215,924
February 2009	11.72	8.26	671,193	13.23	9.91	1,724,356
March 2009	10.47	7.33	669,380	11.86	8.69	2,724,900
April 2009	17.92	10.91	779,236	19.60	12.41	2,267,110
May 2009	19.73	16.44	771,136	20.90	17.20	2,687,006

(1)	Average number of shares traded per day.

(2)	Our common shares started trading on the BOVESPA on February 17, 2006.

(3)	The ADSs started trading on the NYSE on March 16, 2007.

DESCRIPTION OF CAPITAL STOCK

General

We are currently a publicly-held company incorporated under the laws of Brazil, registered with the Board of Trade of the State of São Paulo (JUCESP) under NIRE 35300147952 and with the CVM under No. 01610-1, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 01,545,826/0001-07.

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and develop any type of real estate project, whether our own or that of a third party, in the latter case as a contractor or agent; (2) purchase and sell any type of real estate; (3) perform civil construction and provide civil engineering services; and (4) develop and implement marketing strategies for any type of real estate project, whether our own or that of a third party.

Issued Share Capital

As of the date of this prospectus, our share capital was R$1,231.9 million, all of which was fully subscribed and paid-in. Our share capital is comprised of 133,368,318 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 200,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006. In order to delist our shares from the Novo Mercado, we must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market. See “—Delisting from the Novo Mercado.” In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights. The main rules relating to the Novo Mercado, and that the company is subject to, are summarized below.

According to CMN Resolution No. 3,456 of June 1, 2007, which governs the investment of funds by private pension funds, shares of companies that adopt differentiated corporate governance practices may represent a higher interest in the investment portfolio of such private pension funds, and are therefore considered significant and attractive investments for the private pension funds, which are large investors in the Brazilian capital market. This fact might improve the development of the Novo Mercado, benefiting the companies whose securities are traded on the Novo Mercado.

Authorization for Trading on the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market. Furthermore, the company, among other conditions, shall have signed a Listing Agreement in the Novo Mercado and adapted its bylaws to comply with the minimum requirements of the BOVESPA. As regards the capital structure, it shall be exclusively divided into common shares, and a minimum free float equal to 25% of the capital stock, shall be maintained by the company. The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members, of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado. The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection. All new members of the board of directors and of the board of officers shall sign a Management Compliance Statement. Through the Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber and the Listing Rules of the Novo Mercado.

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency. Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership. In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder sells its controlling stake. The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the Fiscal Council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation. The arbitrations take place before the Market Arbitration Chamber established by the BOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Company Management

We are managed by a board of directors and a board of officers. The members of the board of directors must be shareholders irrespectively of the number of shares of the capital stock of the company he/she holds. The members of the board of officers must be Brazilian residents and may, or may not, be shareholders.

Conflict of Interests

According to Brazilian corporate law a director or an officer shall not take part in any corporate transaction in which he/she has an interest which conflicts with the interest of the company. In this case, he/she shall disclose his/her disqualification to the other directors or officers and shall cause the nature and extent of his/her interest to be recorded in the minutes of the board of directors or board of officers’ meeting, as the case may be.

With due compliance with the rules above relating to conflict of interests, a director or an officer may only contract with the company under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any business contracted otherwise is voidable and the director or the officer concerned shall be obliged to transfer to the corporation all benefits which he/she may have obtained in such business.

According to Brazilian corporate law, any director or officer may not:

•	perform any act of generosity to the detriment of the company;

•

without prior approval of the shareholders’ general meeting or the board of directors, borrow money or property from the company or use its property, services or taking advantage of its standing for his/her own benefit or for the benefit of a company in which he/she has an interest or of a third party; and

•	by virtue of his position, receive any type of direct, or indirect, personal advantage from third parties, without authorization in the bylaws or from a shareholders’ general meeting.

According to our bylaws, any business or agreement between the company and any director or officer must be previously approved by the board of directors, except if specified in our annual budget or business plan.

Rules for Retirement

There is no retirement age relating to directors or officers pursuant to the Brazilian law and our bylaws.

Policy for the Trading of Our Securities

On March 4, 2005, our board of directors approved our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•

all trades conducted by us and persons that must comply with the Trading Policy (executive officers, directors, employees and shareholders involved in our management) can only be conducted with the intermediation of certified brokers, according to the list sent to CVM;

•

such persons are also restricted from trading their shares during all periods when the investor relations officer gives notice of a black-out period, and the investor relations officer has no obligation to provide the reason for the black-out period, which will be handled confidentially by its recipients;

•

all our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who has signed the compliance statement and becomes aware of information of a material transaction or event involving our company, are restricted from trading our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback, also through private trading, carried out by us. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

•

trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions; and

•

the restrictions of the Trading Policy also apply to our former directors and executive officers (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, and also cover indirect trading carried out by the aforementioned persons.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADS has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. Pursuant to our bylaws, Brazilian corporate law and the Novo Mercado rules, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company. Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, or (2) individuals who provide services to us or to companies we control.

Withdrawal Rights

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition, by our company, of a controlling stake in another company if the acquisition price is outside of the limits established by Brazilian corporate law;

•	a merger of our company into another company, if we are not the surviving entity, or our consolidation with another company; or

•	an approval of our participation in a group of companies (as defined in Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in Brazilian corporate law).

In cases where (1) our company merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. We are currently part of the IBOVESPA (the BOVESPA index) and have no controlling shareholder. Therefore, our shares are, at present, considered liquid and widely held for the purposes of this paragraph.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the 30-day period if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to Brazilian corporate law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50% of our share capital. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Registration of Shares

Our shares are held in book-entry form with Banco Itaú S.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Banco Itaú S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to their respective shareholding at such time, but the conversion of debentures and subscription warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights. In addition, Brazilian corporate law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares, debentures or subscription warrants is effected through a sale on a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company. Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants, and the right may be transferred or disposed of for consideration.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.

Shareholders’ General Meetings

Under Brazilian corporate law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year. The election of our directors and members of our fiscal council—if the requisite shareholders request its establishment—typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our fiscal council, if we eventually form a fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation, if the requisite shareholders request its establishment;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•	resolution upon the destination of our net income and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•

appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger, consolidation with another company or spin-off;

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•

the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights”;

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law;

•	the right to vote in any shareholders meeting; and

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Withdrawal Rights.”

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian corporate law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge or consolidate our company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in Brazilian corporate law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and we will have to conduct a tender offer in order to delist ourselves from the Novo Mercado.

A quorum smaller than the quorum established by Brazilian corporate law may be authorized by the CVM for a publicly-held company with widely-traded and widespread shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which in our case is O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that the requesting shareholder may become familiar with and analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our bylaws, a summary of the proposed amendment.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil. Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ General Meetings

According to Brazilian corporate law, our board of directors may call a shareholders’ general meeting. Shareholders’ general meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•

shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•

our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

The chairman of our board of directors shall call a shareholders’ general meeting if: (1) we are controlled by a shareholder holding less than 50% of our voting capital (i.e., control power exercised in a diffuse manner), and (2) BOVESPA determines that the price of our shares shall be quoted separately or that the trading of our shares on the Novo Mercado shall be suspended by reason of non-compliance with the listing rules of Novo Mercado. At such a meeting all members of our board of directors must be replaced. In the event the shareholders’ general meeting is not called by the chairman of the board of directors within the time period established in our bylaws, the meeting may be called by any shareholder of the company.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting. The proxy must be either a shareholder, an executive officer of our company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council relating to or arising from the Listing Agreement in the Novo Mercado, Listing Rules, our bylaws, Brazilian corporate law, the rules published by the Brazilian Monetary Council (Conselho Monetário Nacional), or the “CMN,” the Brazilian Central Bank, the CVM, any shareholders’ agreement filed at the our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA. According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by the decision of our shareholders only if we conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Novo Mercado regulations which requires:

•	a fair bid price at least equal to the value estimated by the company; and

•	shareholders holding more than two thirds of the outstanding shares have specifically approved the process or accepted the offer.

The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm, and we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by us.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ general meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price.

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders approve the decision and that the BOVESPA is notified in writing at least 30 days in advance. Delisting of shares from the Novo Mercado does not require delisting from the BOVESPA.

If our common shares are delisted from the Novo Mercado, we or our controlling shareholders, if any, will be required to conduct a tender offer for the acquisition of our outstanding common shares. The minimum price offered for the shares in the public tender offer will correspond to the economic value of the shares, as determined by a valuation report issued by a specialized firm chosen by the shareholders representing a majority of the outstanding shares (excluding, for such purposes, shares held by the controlling shareholders, if any, and their affiliates, treasury shares, shares held by our affiliates, and blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder, if any, or by us.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, all the other requirements established by such delisting shall be followed. See “—Going Private Process.”

In the event that we delist due to a corporate reorganization where the surviving company is not admitted for listing on the Novo Mercado, the then-controlling shareholders will need to carry out a public tender offer for the acquisition of the shares held by other shareholders, and the minimum price offered per share shall be the economic value of the shares. The notice of public tender offer shall be given to the BOVESPA and released to the market immediately after the shareholders’ general meeting that has approved the corporate reorganization.

If our share control is sold within twelve months of our delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall offer to acquire the shares of all other shareholders under the same conditions offered to the selling controlling shareholder.

In addition, our by-laws provide that if the shareholders decide to delist from the Novo Mercado and no controlling shareholders exist at the time, the tender offer for the acquisition of our outstanding common shares shall be effected by the shareholders who voted in favor of the delisting from the Novo Mercado.

Sale of a Controlling Stake in our Company

Under the Listing Rule of the Novo Mercado, the sale of a controlling interest in our company, either through a single transaction or through successive transactions, takes place under a suspension or resolution condition, where the acquirer agrees to, within the time and pursuant to the conditions specified under Brazilian corporate law and the Listing Rules of the Novo Mercado, make a tender offer of the remaining shares of the other shareholders under the same terms and conditions granted to the selling controlling shareholder.

A tender offer is also required under the following conditions:

•	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

•	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

•

when a current shareholder acquires a controlling stake through an agreement for the purchase of shares. In this case, the acquiring shareholder is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control. The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period.

The buyer, when necessary, must take the necessary measures to recompose the minimum 25% of outstanding shares in the market within the subsequent six months.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our accumulated profits and available reserves, as provided in our financial statements;

•	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10% of our outstanding common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if previously approved by CVM. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian corporate law and the CVM. Furthermore, because we are listed with the Novo Mercado, we must also follow the disclosure requirements provided for in the Listing Rules of the Novo Mercado.

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings. In addition, we also must disclose any material development related to our business to the CVM and the BOVESPA.

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•	disclose any direct or indirect ownership interest, including beneficial ownership interest, known to us, exceeding 5% of our capital stock;

•	disclose the amount and characteristics of our securities held directly or indirectly by insiders;

•	disclose changes in the amount of securities held by insiders within the preceding 12 months;

•	include, in the explanatory notes to our financial statements, a cash flow statement;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding;

•	prepare annual and quarterly financial statements in accordance with U.S. GAAP or IFRS; and

•	disclose the existence of and compliance with the arbitration clauses, as defined in the Listing Rules of the Novo Mercado.

Disclosure of Trading by Insiders

Pursuant to the rules of the Novo Mercado, each of our possible controlling shareholders must disclose to the BOVESPA regarding information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them and issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder. This information must be communicated to the BOVESPA within 10 days following the end of each month.

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the BOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares, must provide to us, the CVM and the BOVESPA the following information:

•	the name and qualification of the person providing the information;

•	amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of securities;

•	form of acquisition (private placement or purchase through a stock exchange, among others);

•	reason and purpose for the acquisition; and

•	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group acting jointly, holding participation equal to or in excess of 5%, each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

According to the Listing Rules of the Novo Mercado, in case we are subject to widespread control, the selling shareholders will only be required to provide the information listed above while holding 10% or more of our total capital stock and only during the first 6 months from the date that the announcement of commencement of the offering is published.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BOVESPA and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, is the decision of investors to trade in our securities or is the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Citibank, N.A. acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Itaú S.A, located at Armando De Arruda Pereira, 707 9 Andar Torre Eudoro Villela, Jaba. S. Paulo/SP Cep 04344-902.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive two (2) of our common shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the Custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may directly hold your ADSs either by means of an ADR registered in your name, indirectly through a brokerage or safekeeping account, or directly through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be aggregated and sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and the depositary will determine, after consultation with us, whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, the depositary will determine, after consultation with us, whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is lawful and reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

•	You are duly authorized to deposit the common shares.

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The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s office. Your ability to withdraw the common shares may be limited by U.S. and Brazilian considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

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Temporary delays that may arise because (1) the transfer books for the common shares or ADSs are closed, or (2) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Capital Stock—Rights of Common Shares.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary, except as otherwise provided in the deposit agreement:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 2¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held

• Depositary Services	Up to U.S. 4¢ per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Brazil (i.e., upon deposit and withdrawal of common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred by the Depositary in connection with compliance with the exchange control regulations and other regulatory requirements.

•	Fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary will reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and may, in the future, remit to us a portion of the depositary fees charged, in each case, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. Any amendments or supplements to the deposit agreement which imposes or increases any fees or charges (other than charges in connection with the foreign exchange regulations, and taxes and other governmental charges, delivery and other such expenses), or which otherwise materially prejudices any substantial existing rights of holders of ADSs does not become effective until the expiration of 30 days after notice of such amendment or supplement has been given to holders of ADSs. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may upon termination sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our bylaws, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our bylaws or in any provisions of securities on deposit.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the transfer of beneficial ownership in the common shares to the depositary by the recipients of the ADSs, the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical

•	Hold the foreign currency (without liability for interest) for the applicable holders.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

LEGAL MATTERS

The validity of the common shares and certain other matters of Brazilian law will be passed upon for us by Barbosa, Müssnich & Aragão Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 20-F for the year ended December 31, 2008, except as they relate to Construtora Tenda S.A., have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so included in reliance on the audit report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Construtora Tenda S.A., acquired by the registrant as of October 21, 2008, of such independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting. PricewaterhouseCoopers Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC). The business address of PricewaterhouseCoopers Auditores Independentes is Av. Francisco Matarazzo, 1400 – Torre Torino, 05001-903 São Paulo, SP, Brazil.

The audited financial statements as of December 31, 2008 and for the period from October 22, 2008 through December 31, 2008 of Construtora Tenda S.A., not separately presented in our Annual Report on Form 20-F, have been audited by Terco Grant Thornton Auditores Independentes, an independent registered public accounting firm, whose report thereon is incorporated in this Registration Statement by reference to the Annual Report on Form 20-F for the year ended December 31, 2008. Such financial statements, to the extent they have been included in the financial statements of Gafisa S.A., have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting. Terco Grant Thornton Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC). The business address of Terco Grant Thornton Auditores Independentes is Av. das Nações Unidas, 12995, 04578-000, São Paulo, SP, Brazil.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States. Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Barbosa, Müssnich & Aragão, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

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is issued by a court of competent jurisdiction after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is for payment of a determined sum of money;

•	is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiça. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.